06012291

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Nippon Yusen Kabushiki Kaisha

*CURRENT ADDRESS: 3-2, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-0005, Japan

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
APR 07 2006
THOMSON
FINANCIAL

FILE NO. 82- 34960

FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 4/6/06

NYK LINE
NIPPON YUSEN KAISHA

Annual Report 2005



82-34960
ARIS
3-31-05
RECEIVED
2006 FEB -1 P 12:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Medium-Term NYK Group Management Plan **New Horizon 2007**
(April 1, 2005, to March 31, 2008)

Leveraging our international network covering ocean, land,
and air to become the world's leading global logistics and megacarrier group

NYK LOGISTICS & MEGACARRIER

NYK Group Mission Statement

Core Philosophy

Through safe and dependable *monohakobi* (transport), we contribute to the betterment of societies throughout the world as a comprehensive global logistics enterprise offering ocean, land, and air transportation.

Management Policy

- **Together with Our Customers**
  Through the use of our extensive skill and expertise and by considering each business site to be of utmost importance, we always work to create new value so that our customers will consider us a trusted and reliable partner.

- **Together with Our Shareholders and Investors**
  We aim to enhance our corporate value by being financially responsible and by conducting business activities in an open, honest, and transparent fashion.

- **Together with Society**
  As a good corporate citizen, we positively take on the tough issues that challenge our society, such as concerns involving the preservation of our natural environment, as we work for the betterment of the world that we inhabit.

- **Together with All Staff Members in the NYK Group**
  As a global enterprise that has the utmost respect for diversity in the workplace and the spirit of challenge, we emphasize the development of employee talents so that all staff members can take pride in their work and eventually fulfill their dreams.

Contents

Cautionary Statement with Regard to Forward-Looking Statements

Certain of the statements made in this annual report are forward-looking statements, which involve certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which are valid only as of the date thereof. NYK undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date thereof or to reflect the occurrence of unanticipated events.

FINANCIAL HIGHLIGHTS

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries

	Millions of yen			Thousands of U.S. dollars*
For the years ended March 31	2005	2004	2003	2005
Revenues	¥1,606,098	¥1,398,320	¥1,249,242	$14,955,753
Operating income	161,375	91,933	69,123	1,502,701
Income before extraordinary items	154,803	74,663	50,344	1,441,506
Net income	71,326	34,811	14,293	664,181
Total assets	1,476,227	1,376,664	1,287,170	13,746,406
Interest-bearing debt	630,054	654,481	691,398	5,866,974
Total shareholders' equity	427,771	358,045	288,363	3,983,339
Return on equity (ROE) (%)	18.2	10.8	4.7	
Equity ratio (%)	29.0	26.0	22.4	
	Yen			U.S. dollars*
Net income per share**	¥ 58.12	¥ 28.27	¥ 11.48	$0.54
Shareholders' equity per share	350.10	292.88	235.81	3.26
Dividends per share	18.00	10.00	7.50	0.17

* *The dollar amounts represent the arithmetical results of translating yen to dollars using the exchange rate prevailing on March 31, 2005, which was ¥107.39 to US$1.00. Such dollar amounts are solely for the convenience of readers outside Japan and are not intended to imply that the yen amounts have been, or could be, readily converted, realized, or settled in dollars at that rate or any other rate of exchange.*

** *In the fiscal year ended March 21, 2003, the Company applied the Accounting Standards Related to Accounting for Net Income per Share (Corporate Accounting Standard No. 2) and Guidelines for Applying Accounting Standards Related to Net Income per Share (Guideline No. 4 for Applying Corporate Accounting Standards) to calculate primary and fully diluted net income per share. The impact of these changes was minimal.*

- In the fiscal year that ended on March 31, 2005, operating performance reached **record levels**, resulting from increased operations and higher freight rates in the shipping segment, plus higher revenues from logistics operations.
- Return on invested capital (ROIC) improved from 5.76% to **9.44%**.
- Annual dividends per share rose **¥8**, to **¥18** (including a commemorative dividend of ¥2 per share).


Revenues
1,600
1,200
800
400
0
2001
2002
2003
2004
2005
(Billions of yen)


Net Income,
Return on Equity (ROE)
100
75
50
25
0
20
15
10
5
0
2001
2002
2003
2004
2005
(Billions of yen)
(%)
Net income
Return on equity


Total Shareholders' Equity,
Equity Ratio
500
375
250
125
0
40
30
20
10
0
2001
2002
2003
2004
2005
(Billions of yen)
(%)
Total shareholders' equity
Equity ratio

As we celebrate our 120th anniversary of establishment, we aim to continue evolving and growing as a global logistics and megacarrier group.

In the fiscal year ended March 31, 2005, the NYK Group benefited from growing shipping demand, fueled by a robust global economy, with particularly strong economic growth in the People's Republic of China (PRC). Owing to this rise in demand, combined with tireless cost-cutting efforts, revenues expanded 14.9%, to Y1,606.1 billion, operating income surged 75.5%, to Y161.4 billion, income before extraordinary items rose 107.3%, to Y154.8 billion, and net income jumped 104.9%, to Y71.3 billion.

Successful Conclusion of "Forward 120"

The fiscal year ended March 31, 2005, was the final year for "Forward 120," the medium- to long-term management plan that began in April 2003. In "Forward 120," we formalized three strategies to bolster our revenue base and marshal our corporate energies. We implemented all the initiatives outlined in this plan, and exceeded all the numerical targets that we set.

The first of these strategies was our "expansion of the global logistics business." We integrated our activities under the NYK Logistics brand, participated enthusiastically in a finished-vehicle terminal in the PRC, and substantially expanded our car-related business in Europe.

The second strategy was the "global development of the bulk and energy transport business." We concluded new long-term contracts with customers in the PRC and South Korea, and cultivated new business, including business in the Atlantic region involving LNG and wood chips.

Our third strategy was "stabilizing profitability in the container transport business," which we pursued by cementing long-term customer relationships and steadily pursuing cost-reduction opportunities, contributing to stable profitability. Our success in achieving the goals we set with "Forward 120" helped firm up our fundamental strengths and paved the way for new breakthroughs.

In March 2005, we created "New Horizon 2007," a new medium-term NYK Group management plan. Building on the successes of "Forward 120," our new three-year plan aims to leverage our international network covering ocean, land, and air to become the world's leading global logistics and megacarrier group. "New Horizon 2007" comprises three strategies and sets several performance targets for the year ending March 31, 2008: revenues of ¥1.8 trillion, income before extraordinary items of ¥160 billion, and after-tax return on invested capital (ROIC) of 8% or more. Furthermore, by the fiscal year ending March 31, 2011, we plan to achieve annual revenues of more than ¥2 trillion.

"FORWARD 120" TARGETS AND RESULTS *(For the years ended March 31, 2005 and 2004)*	Millions of yen				Thousands of U.S. dollars	
	2005		2004		2005	
	Plan	Results	Plan	Results	Plan*	Results
Revenues	Y1,360,000 →	Y1,606,098	Y1,300,000 →	Y1,398,320	$11,333,333 →	$14,955,753
Operating income plus interest and dividend income (pretax)	98,000 →	166,543	92,000 →	97,198	816,667 →	1,550,822
Income before extraordinary items	77,500 →	154,803	70,000 →	74,663	645,833 →	1,441,506
Net income	—	71,326	—	34,811	—	664,181
Investment	980,000 →	1,057,825	980,000 →	1,012,526	8,166,667 →	9,850,313
Interest-bearing debt	641,000 →	630,054	676,000 →	654,481	5,341,667 →	5,866,974
Total shareholders' equity	339,000 →	427,771	304,000 →	358,045	2,825,000 →	3,983,339
After-tax ROIC (%)	6.0 →	9.44	5.6 →	5.76	—	—

* *This plan was based on an exchange rate of ¥120=US$1.00.*



The Next 120 Years

October 2005 marks our 120th year of establishment. Over our long history as a corporate group, NYK has achieved many things. One major landmark in recent years was the Plaza Accord, signed in 1985. In addition to directly impacting our revenue base through rapid yen appreciation, this agreement marked a turning point from an operational focus primarily on Japan, and we set ourselves on the path of globalization. As I reflect on the fact that a mere 20 years have passed since NYK truly embarked on the road to globalization, I realize that the Company is still quite young. As we pool the energies of the approximately 33,000 people around the world who make up the NYK Group, we look forward to remaining a trustworthy partner selected by our customers. Through safe and dependable *monohakobi* (transport), we will contribute to the betterment of societies throughout the world.

I thank you all, and ask for your continued support.

June 2005



Koji Miyahara
President

New Horizon 2007

THE NAME OF OUR NEW MANAGEMENT PLAN, "NEW HORIZON 2007," INCORPORATES THE CONCEPT OF MOVING INTO NEW FIELDS AND OUR RESOLVE TO PROGRESS STEADILY TOWARD THEM.

Building on the successes of "Forward 120," the NYK Group has now set its sights on the goal of leveraging its international network covering ocean, land, and air to become the world's leading global logistics and megacarrier group. Espousing these aims is "New Horizon 2007," the new medium-term NYK Group management plan, a three-year plan that commences in the fiscal year ending in March 2006. With "accelerate implementation of strong growth strategies and stabilize our corporate base" as its theme, the plan defines three strategies: our expansion of maritime business, evolution towards a logistics integrator, and the enhancement of corporate fundamentals. The plan defines our performance targets for the year ending March 31, 2008, as revenues of ¥1.8 trillion, income before extraordinary items of ¥160 billion, and after-tax ROIC of 8% or more. Furthermore, by the fiscal year ending in March 2011, we plan to achieve revenues of more than ¥2 trillion.

ROIC: Return on invested capital, or (operating income + interest and dividend income) / (total shareholders' equity + interest-bearing debt)


(Billions of yen)
200
150
100
50
0
New Millennium Declaration
Forward 120
New Horizon 2007
(Target)
180

	March 2003 (Actual)	March 2004 (Actual)	March 2005 (Actual)	March 2006 (Plan)	March 2007 (Plan)	March 2008 (Plan)
Revenues	1,249.2	1,398.3	1,606.1	1,640.0	1,750.0	1,800.0
Operating income plus interest and dividend income	74.5	97.2	166.5	165.0	175.0	175.0
■ Income before extraordinary items	50.3	74.7	154.8	150.0	160.0	160.0
■ Net income	14.3	34.8	71.3	90.0	95.0	95.0
				After-tax ROIC of 8% or more		
Prerequisites for forecasts						
Exchange rates per US$1	¥122/$	¥114/$	¥107/$	¥100/$	¥100/$	¥100/$
Bunker oil prices per metric ton	$164/MT	$174/MT	$194/MT	$200/MT	$200/MT	$200/MT

March 2011
(Target)

Revenues of more than

¥2 trillion

Income before extraordinary items of more than

¥180 billion

Three new management initiatives to accelerate implementation of strong growth strategies and stabilize our corporate base

Strategy 1: Expansion of Maritime Business

Investing ¥1,380 billion on fleet expansion from April 1, 2005, to March 31, 2011

To accommodate the expected continuous increase in marine transport volume on a global scale, the NYK Group will proactively expand the size of its fleet, centering on the bulk/energy resources transportation division. To support the robust levels of anticipated growth centered on Brazil, Russia, India, and the PRC, shipping demand is likely to grow for raw materials such as crude oil, iron ore, coal, and LNG. Furthermore, rising market populations are expected to fuel demand for container products and vehicles. Based on these assumptions, in the six years from April 1, 2005, to March 31, 2011, the NYK Group will invest ¥1,380 billion to conduct fleet expansion to 880 ships, from the current 660 ships.

Ships in Fleet, Ships and Investments to Be Added (Consolidated)

March 2006–2008 Investments ¥750 billion New Ships 158

March 2009–2011 Investments ¥630 billion New Ships 120

	As of March 31, 2005	March 2006-2008 Investments	New Ships	As of March 31, 2008	March 2009-2011 Investments	New Ships	As of March 31, 2011
Ships in Fleet	660			780			880
Bulk/Energy Resources Transportation Headquarters	400	¥495 billion	109	480	¥430 billion	87	560
Global Logistics Headquarters	260	¥255 billion	49	300	¥200 billion	33	320

Strategy 2: Evolution Towards a Logistics Integrator

Aiming to become a logistics integrator that meets complex and diverse customer needs with an integrated array of ocean, land, and air transport functions and infrastructure

Logistics systems have become increasingly complicated and diverse, particularly in the automotive, electronics, and retail industries, which used to demand simple transport systems, such as from port to port or door to door. The NYK Group aims to meet these advanced customer needs by becoming a logistics integrator via an international transport network that begins with one of the world's largest fleets, covers sea, land, and air, and takes full advantage of our expertise in each of these areas.

Revenue Forecasts for Logistics Integrator Business
(Years ending March 31)



123
2008
(Plan)
2011
(Target)
2005 = 100

Logistics integrator business = (Container transportation division) × (Logistics division) × (Car carrier division) × (Terminal division)

Strategy 3: Enhancement of Corporate Fundamentals

Meeting stakeholder expectations

To meet customers', shareholders', and other stakeholders' expectations, the NYK Group aims to further enhance its corporate fundamentals that underpin the above-mentioned strategies. NYK will primarily focus on the safe operations of its ships, trucks, and planes—the most significant and fundamental management issue—and on environmentally responsible business administration. Additionally, NYK will further strengthen its technology and improve training and education functions centering on the Monohakobi Technology Institute (MTI). Furthermore, the NYK Group will proactively develop a management system based on information technology and provide personnel training for all Group companies around the world. In April 2005, NYK established the Corporate Social Responsibility (CSR) Management Headquarters, headed by President Koji Miyahara, with the aim of further strengthening and promoting CSR activities.

**MTI : Monohakobi Technology Institute*

Evolution Towards

Interview — Tadamasa Ishida, Executive Vice President

Evolving as a logistics integrator while missing not a beat in our partnership with customers



The NYK Group's goal of becoming a logistics integrator is a step further down the course set by our Global Logistics Headquarters. Employing one of the world's largest fleets, trucks and warehouses, harbor facilities, and aircraft, our plan combines the hardware aspect of our equipment covering sea, land, and air, with our cargo management system and global transportation network—software approaches. The combination of these two courses will enable us to meet increasingly diverse and sophisticated customer needs more precisely, propelling the globally unique NYK Group toward the goal of becoming a logistics integrator characterized by its ability to carry out logistics operations over sea, land, and air.

The NYK Group already provides advanced logistics services for retailers and manufacturers in the automotive and electronics industries. As a logistics integrator, we will provide an expanded range of services. In the auto industry, for example, in the past our main role may have been to ship finished cars overseas. By operating specialized terminals and adding to our services the domestic land transportation of finished cars, we will be able to provide an integrated range of services. For example, we will

Example 1: Transportation service for finished cars and car parts



Parts Factory A
Parts Factory B
Parts Factory C
Conventional example
Individual services
Parts transport
Trucks transport parts from each parts factory to the car factory
Car factory
Parts procurement
Finished cars shipped by sea
Consolidation service
Parts transport
Milk run
(Truck makes rounds to various parts factories before reaching the car factory)
Parts procurement
Car factory
Transport of finished cars
Finished-vehicle terminal
Finished cars shipped by sea
To Consumers
Car Dealer
Transport of finished cars
Land transport (car carriers)
Increase in related operations
PDI
Predelivery inspection
Finished-vehicle terminal

a Logistics Integrator

perform "milk runs," wherein our trucks make the rounds of various factories and perform predelivery inspections. *(See Example 1.)*

We provide product distribution services for retail customers. Until now, the smallest unit of transport has been one shipping container. We are beginning to provide buyers' consolidation services, involving a cross-dock. Using this method involves the consolidation of different products into a single container. After being split into separate orders in a warehouse at the unloading port, individual products are reconsolidated for transshipment to customers' shops and distribution centers. As this cross-dock and container system handles product volumes more flexibly, retailers can send their shops only the specific number of products that sales conditions justify at the time. By using an integrated logistics service that can handle the shipping and delivery of any volume of products from the point of origin through to the final destination, our customers have realized a huge reduction in inventories. *(See Example 2.)*

Given the robustness of shipping demand in recent years, many companies have stepped up their shipping-related investments. However, historically shipping demand has fluctuated substantially. The NYK Group's approach is to ensure revenue stability by partnering with customers, offering a seamless array of integrated logistics services. We will extend our integrated logistics services by evolving as a logistics integrator, further deepening our trust-based relationships with customers.

Example 2: Retail products distribution service



A Factory
B Factory
C Factory
Conventional service
Transport in separate containers
Containers shipped by sea
With conventional services (transport in separate containers), individual trucks are used and container ships haul individual products to specific customers.
Logistics management of individual products
Supply chain management (SCM), a value-added service
In line with sales conditions, customers can order the required volume of products at the appropriate time.
A Consumer electronics company
B Garment manufacturer
C Food products manufacturer
Delivery of products from multiple companies
Milk run
(A single truck makes the rounds of plants producing different products and stores them in the same warehouse.)
Based on individual clients' orders, products are finished and distributed via a cross-dock
Consolidation warehouse
Containers shipped by sea
NYK-managed cross-dock
Multiple products are loaded into a single container (consolidation)

The NYK Group provides a nearly complete range of ocean transport services, including container, bulk/energy, and car transport. We also offer a full complement of related services, such as logistics, terminal-related operations, and cruises. This wide spectrum of services enables us to meet diverse customer needs effectively.

The Group's containers under management total 506,447 TEUs (20-foot equivalent units), and our 107 container ships are capable of hauling 288,280 TEUs.



As a Grand Alliance member, we form one of the world's largest shipping route networks.

The NYK Group's 98 car carriers have a gross operating tonnage of 1,423,658 Kt deadweight, making this the world's largest fleet in this category.



We operate 205 bulk carriers having a gross operating tonnage of 16,450,032 Kt deadweight, making ours the second-largest fleet in the world.



These carriers support global economic activity by transporting iron ore, coal, and agricultural products.

The NYK Group operates a range of vessels to meet the needs of its customers worldwide in the forestry industry. This fleet includes 44 specialized wood chip carriers, as well as 22 open-hatch bulkers for wood pulp transport.



Numbering 27 vessels, the NYK Group's reefer carriers transport large volumes of fruit, meat, seafood, and a host of other refrigerated and frozen products throughout the world.



Numbering 35, the NYK Group's crude oil tankers include 32 VLCCs that each carry more than 200,000 tonnes.



Making up one of the world's largest VLCC fleets, these vessels meet expanding global demand for energy transport.

Boasting Japan's first LNG and LPG carriers, the NYK Group's fleet also includes chemical tankers that haul such products as coal tar pitch and ammonia, thereby meeting demand as it emerges.



With a fleet of 32 LNG carriers, the NYK Group accounts for 18% of the world's LNG fleet.



The infrastructure that supports our integrated logistics operations includes distribution centers at 262 locations in 32 countries, with 1.9 million square meters of floor space. Serving as the information system that links our sea, land, and air transportation network, these facilities provide the supply chain management that supports our integrated services.

As the world's 6th largest terminal operator, the NYK Group operates terminals at 23 locations, accounting for annual container handling of approximately 8 million TEUs (as of December 2003). We are playing an ever-increasing role in global distribution, through such efforts as developing finished-vehicle terminals.





The NYK Group's cruise ships have earned a place of prominence in the world's luxury cruise market. Serving the Japanese market, our fleet boasts the *Asuka*, which ranked Number 1 as Cruiseship of the Year (*Cruise* magazine) for 13 consecutive years. NYK Group company Crystal Cruises, Inc., also enjoys a reputation for having maintained the world's most luxurious cruise ships for 9 consecutive years (*Condé Nast Traveler* and *Travel + Leisure*).

Chart of Operations


Global Logistics Headquarters
Bulk/Energy Resources Transportation Headquarters
Container Transport
Car Transport
Logistics
Ports (Terminal-Related Operations)
Bulk Transport
Energy Resources Transport
Liner Trade
Other Shipping
Shipping
Logistics
Terminal and Harbor Transport
Cruise
Shipping-Related Services
Real Estate
Others

Nippon Yusen Kabushiki Kaisha and its Consolidated Subsidiaries

(Consolidated fiscal years ended March 31, 2005, and 2004)

Segment Information by Business	Millions of yen						Thousands of U.S. dollars		
	2005			2004			2005		
	Revenues	Operating Income	Income before Extraordinary Items	Revenues	Operating Income	Income before Extraordinary Items	Revenues	Operating Income	Income before Extraordinary Items
Shipping	¥1,022,694	¥149,903	¥146,140	¥ 879,865	¥91,322	¥76,875	$ 9,523,180	$1,395,870	$1,360,830
Liner trade	452,466	46,072	45,020	379,252	25,500	21,891	4,213,297	429,016	419,220
Other shipping	570,228	103,831	101,120	500,613	65,822	54,984	5,309,883	966,854	941,610
Logistics	357,198	8,367	8,135	294,977	3,566	3,165	3,326,171	77,911	75,752
Terminal and harbor transport	109,010	4,147	398	102,357	605	(2,048)	1,015,082	38,611	3,708
Cruise	33,432	(3,628)	(4,784)	29,869	(5,447)	(6,605)	311,314	(33,780)	(44,545)
Shipping-related services	44,744	112	564	42,485	15	284	416,650	1,048	5,252
Real estate	12,956	2,842	3,305	12,613	3,054	3,367	120,643	26,466	30,779
Others	102,029	(352)	1,061	102,797	(1,238)	(395)	950,083	(3,273)	9,882
Elimination and corporate	(75,965)	(16)	(16)	(66,643)	56	20	(707,370)	(152)	(152)
Total	¥1,606,098	¥161,375	¥154,803	¥1,398,320	¥91,933	¥74,663	$14,955,753	$1,502,701	$1,441,506

Segment Information by Region (*Reference*)	Millions of yen			
	2005		2004	
	Revenues	Operating Income	Revenues	Operating Income
Japan	¥1,262,763	¥153,013	¥1,110,834	¥92,344
North America	190,651	(3,410)	172,822	(6,748)
Europe	124,119	5,694	98,393	1,812
Asia	78,505	5,928	63,136	4,161
Others	8,699	(119)	6,867	(14)
Elimination and corporate	(58,639)	269	(53,732)	378
Total	¥1,606,098	¥161,375	¥1,398,320	¥91,933

Fiscal 2005 Revenues by Region


Others 0.5%
Asia 4.7%
Europe 7.5%
North America
11.4%
Japan
75.9%

REVIEW OF OPERATIONS


Fiscal 2005 Revenues by Business Segment
Others
0.8%
Real Estate
2.6%
Shipping-Related Services
2.0%
Cruise
6.1%
Terminal and Harbor Transport
6.5%
Liner Trade
26.9%
Logistics
21.2%
Other Shipping
33.9%
Shipping 60.8%

Liner Trade

Operating Overview In the fiscal year ended March 31, 2005, demand was favorable on all routes, including to North America, Europe, Oceania, Asia, and Central and South America. In response, we increased our number of routes to North America, Europe, and Oceania. We also began exclusive shipments and third-country transportation on Central and South American and African routes during the year. Subsidiary Tokyo Senpaku Kaisha, Ltd., established new routes and expanded its services in response to demand growth. NYK-Hinode Line, Ltd., has assembled a multipurpose fleet that includes vessels with heavy lifting capacity for handling both specialty and conventional cargo along its regular routes. In September 2004, we established NYK Line (Japan) Ltd. to market specialized services in the domestic market. As a result of a recovery in freight rates stemming from a favorable operating environment and cost-cutting efforts, segment revenues climbed 19.3%, to ¥452.5 billion. Operating income advanced 80.7%, to ¥46.1 billion, while income before extraordinary items increased 105.7%, to ¥45.0 billion.


S FETY L-FIRST





26.9%



Liner Trade Revenues
600
450
300
150
0
2003
2004
2005
(Billions of yen)

Container Transport

Interview — Masamichi Morooka, Director

Aiming to expand fleet in response to container trade growth and offer high-value-added services

Investing heavily to capitalize on changing business climate



Favorable conditions in the Brazilian, Russian, Indian, and PRC economies, the growth of new consumption areas, and European integration have created strong goods flows. These factors are reshaping the international division of production and consumption. Container traffic volume is rising, and most people expect this trend to continue.

The NYK Group maintains an ongoing fleet expansion program to accommodate increasing container transport demand, and has ordered several 8,100-TEU vessels. We are also beefing up our infrastructure by investing aggressively in terminals and our inland transportation network. We can thus handle surging container demand and other changes in the transportation climate.

Reinforcing ship route management to stabilize and increase earnings

One of the NYK Group's greatest strengths is its membership in the Grand Alliance with four other global shipping businesses to provide and share container vessels. We are taking advantage of the network's economies of scale to boost handling volume, shipments, and port coverage, and thereby enhance customer convenience and efficiency.

We are overseeing our targets through Corporate Goal Management, which involves all employees. This initiative aims to clarify individual responsibilities and streamline and strengthen organizational administration. We will continue to expand our global network while reducing costs to remain competitive. We also seek to provide more value-added services to satisfy diversifying customer needs while creating an optimal fleet portfolio to lower market risks.

The NYK Group's container transport volume has steadily increased on all routes, including between Asia and the United States and Asia and Europe.



NYK Group Transport Volumes on Asia–USA Routes
800
600
400
200
0
2003
2004
2005
(Thousands of TEUs)
Asia→USA
USA→Asia



NYK Group Transport Volumes on Asia–Europe Routes
400
300
200
100
0
2003
2004
2005
(Thousands of TEUs)
Asia→Europe
Europe→Asia

Expanding cargo traffic is boosting freight rates per TEU.



Freight Rates per TEU on Asia–USA Routes
2,400
1,800
1,200
600
0
2002
2003
2004 (CY)
(U.S. dollars)
Asia→USA
USA→Asia



Freight Rates per TEU on Asia–Europe Routes
2,000
1,500
1,000
500
0
2002
2003
2004 (CY)
(U.S. dollars)
Asia→Europe
Europe→Asia

Source: Containerization International

Other Shipping

Operating Overview In other shipping, markets were favorable for our car transport and bulk/energy businesses. Segment revenues thus advanced 13.9%, to ¥570.2 billion. Operating income gained 57.7%, to ¥103.8 billion, and income before extraordinary items improved 83.9%, to ¥101.1 billion.

Car Transport Business With worldwide cargo traffic remaining solid, the NYK Group brought seven large new ships into service while more efficiently allocating vessels. We made significant progress in global finished-vehicle logistics. For example, we concluded new contracts for finished-vehicle logistics in the PRC and elsewhere in Asia and established and started operations at finished-vehicle terminal joint ventures in Tianjin and Dalian to complement another in Shanghai.

Bulk/Energy Resources Transport Business The bulk transportation business again bolstered earnings and income on higher PRC demand for iron ore and other steelmaking materials. We concluded long-term charter contracts with customers both inside and outside Japan to help stabilize profits into the future. We also concluded long-term charter agreements for wood chip carriers to ensure stable earnings while allocating other vessels more efficiently. NYK Global Bulk Corporation, which operates handysize bulkers, NYK Reefers Limited, which ships refrigerated cargo, Saga Shipholding (IOM) Ltd., which has a fleet of open-hatch bulkers, and Shinwa Kaiun Kaisha, Ltd., which transports raw materials and bulk freight, all benefited from favorable operating conditions and greatly improved their revenues and earnings.

In the tanker business, we concluded new long-term contracts, started port calls of VLCCs to North America, and otherwise strengthened overseas marketing. We started services with six double-hulled VLCCs and built one new vessel while also building an Aframax crude oil tanker. Our petroleum product tankers boosted earnings and income on favorable demand, while we concluded an alliance with two other Japanese and PRC shipping firms for coastal chemical transportation in the PRC. We maintained steady profits in LPG tankers through long-term charter agreements for 10 vessels. We added two new LNG carriers, increasing to 32 our fleet of such vessels that we own either directly or indirectly through investments in operating companies.


NYK




33.9%


Other Shipping Revenues
600
450
300
150
0
2003
2004
2005
(Billions of yen)

Car Transport

Interview — Yasumi Kudo, Managing Director

We remain best positioned to satisfy customer needs as the world's largest car transporter

Handling complex finished-vehicle and parts logistics in response to dispersed automobile production



In recent years, Japanese automakers have accelerated offshore production to better serve local markets. Logistics has become more complex, covering not only finished cars but also parts. The NYK Group expects this trend to continue for the foreseeable future, and has accordingly taken steps to comprehensively satisfy the broad needs of its customers. We have taken swift steps to build coastal transportation networks in Europe, the PRC, and Southeast Asia, and are constructing and managing terminals while investing in inland transportation networks. For finished vehicles, we also offer such value-added predelivery services as inspections, repair, and parts supply.

Drawing on Thai experience to meet new challenges in the PRC and other emerging markets

The NYK Group earned strong customer confidence by building a finished-vehicle terminal in Thailand. The Group was thus able to offer a comprehensive service package encompassing everything from transporting finished vehicles and parts by sea and land to offering predelivery inspections and packaging parts. We are drawing on that experience to meet new challenges in the PRC and other emerging markets. To support customers in the auto sector, we plan to invest in and operate finished-vehicle terminals in Shanghai, Dalian, Tianjin, and Guangzhou.

Subsidiaries NYKCOS Car Carrier Co., Ltd., and Straits Auto Logistics Ltd., handle transportation of finished vehicles in the PRC and Malaysia, and NYK Logistics (Philippines) Ltd. offers predelivery inspection and supplies auto parts. Joint venture Shanghai NYKANJI Car Transportation Co., Ltd., provides inland transportation for finished cars.

Supporting global auto industry growth through the world's largest car carrier fleet and high-quality transportation technologies

The NYK Group has drawn on its position as the operator of the world's largest car carrier fleet and high-quality transportation technologies to support the global growth of the auto industry. We will build more high-quality carriers that allow us to cover all vehicle categories, including sport utility vehicles and trucks. We will satisfy customer needs by expanding our fleet, maintaining and improving quality, and delivering value-added services.

We expect interregional vehicle shipments to increase as automakers swiftly go global.


Worldwide Car Transport Volume
16,000
12,000
8,000
4,000
0
2003
2004
2005
(Thousands of vehicles)



Bulk/Energy Resources Transport

Interview— Michio Tamiya, Senior Managing Director

Aiming to become the world's leading global bulk and energy carrier



The bulk/energy transport business is a core of the NYK Group. It maintains a world-class fleet of 400 vessels and a global network, allowing the Group to meet the diverse needs of customers.

In line with New Horizon 2007, a medium-term management plan launched recently, the bulk/energy transport business aims to secure more long-term contracts while capitalizing on opportunities in highly promising areas. We intend to grow not only in Japan but also in such emerging markets as Brazil, Russia, India, and the PRC, as well as in Southeast Asia and the Atlantic region. We will ensure swift and steady progress by combining our fleet with our marketing structure.

BULK TRANSPORT BUSINESS: The NYK Group has played an important role in Japan's economic growth over many years through its bulk transportation of iron ore, coal, wood chips, cement, and agricultural products. We have earned a strong reputation for efficiently employing a fleet of diverse vessels in keeping with cargo characteristics, our expertise and track record for safety, and our global marketing network.

We are expanding our fleet to serve surging cargo demand, particularly from the recently fast-growing PRC. To this end, we established several overseas companies under the NYK Bulkship brand.

In 2003, we established NYK Bulkship (China) Limited to gather information and cultivate our customer base, and in 2004 this company concluded a long-term contract with Shanghai Baosteel Group Corporation.

In Europe and North America, we signed iron ore haulage contracts with

Shipments and market conditions for dry bulk transportation remain extremely favorable.


Dry Bulk Shipping Volumes
1,600
1,200
800
400
0
2003
2004
2005
(Millions of tonnes)
Steaming coal
Coking coal
Iron ore
Grain


Dry Bulk Market
6,000
4,500
3,000
1,500
0
2003
2004
2005
(B.D.I.)



L
N
G

major steelmakers ThyssenKrupp AG and Arcelor S.A. We also concluded a contract for wood chips with International Paper Company, one of the largest companies in its field, as well as a contract with Drummond Group Inc., of the United States, to haul coal from Colombia for use in electric power generation. As these contracts attest, the strengthening of our marketing structure has started to generate contracts for large projects overseas.

Energy transport business: The NYK Group plays a central role in transporting oil, LNG, LPG, and other energy sources.

We maintain a highly efficient fleet of 35 oil tankers, including 32 very large crude carriers (VLCCs) exceeding 200,000 DWT. Double-hulled vessels account for 80% of the fleet, reflecting efforts to switch to such ships ahead of regulatory requirements. We have completed orders for all double-hulled replacement VLCCs, and have ordered three 300,000-DWT double-hulled VLCCs to cater for the long-term potential of the energy transport business. Once these new vessels go into service, our double-hulled VLCC fleet will have 33 vessels (excluding those on short-term charter).

In July 2004, we concluded a three-year charter contract with Hyundai Oil Refinery Co., Ltd., Korea's largest oil company. August saw the conclusion of a seven-year contract with Exxon Mobil Corporation, and in October we signed a three-year charter agreement with Chinaoil.

We plan to expand our LNG carrier fleet from the current 32 vessels, to 60 by 2010 under the "New Horizon 2007" management plan. That is because during those five years we expect global demand for LNG to expand from 140 million tonnes to 270 million. Japan and South Korea have been the prime LNG importers to date, but demand is rising in North America, Europe, and India for LNG as a clean energy source, and we look for global consumption to keep increasing beyond 2010.

We are endeavoring to satisfy the growing international market by drawing on our more than 20 years of experience in LNG transportation to keep focusing on our domestic operations while entering the international marketplace.

In Japan, for example, we concluded a supply contract in December 2004 with Osaka Gas Co., Ltd., for two LNG carriers. We also concluded a charter agreement with Tokyo Electric Power Company, Incorporated, to supply energy from the Darwin LNG Project. We concluded three contracts overseas in 2004. The first was with Gaz de France in July 2004 to share a new large, cutting-edge LNG carrier. The second was in August with Nigeria LNG Limited for the long-term charter of two LNG carriers. The third was in November with Sakhalin Energy Investment Company Ltd. for the long-term charter of two new LNG carriers in the Sakhalin II Project. At the same time, we also concluded a contract to establish a joint venture with JSC Sovcomflot, a Russian national shipping company, to operate another two new carriers.

We are aggressively expanding our fleet to meet major projected increases in global LNG demand.

LNG Demand Projections



320
240
160
80
0
2000
2005
2010
(Millions of tonnes)
Americas
Asia
Europe
Others

Source: Cambridge Energy Research Associates

Logistics

Operating Overview In the year under review, revenues from the logistics business increased 21.1%, to ¥357.2 billion. Operating income advanced 134.6%, to ¥8.4 billion, and income before extraordinary items rose 157.0%, to ¥8.1 billion.

Based on Logistics Strategy Plan-II, a three-year management plan launched during the term to bolster earnings, we met our initial targets by expanding new businesses while pursuing activities to transform our revenues and expenses structure. Yusen Air & Sea Service Co., Ltd., greatly improved revenues and earnings on the back of favorable air cargo demand. We listed that company on the First Section of the Tokyo Stock Exchange in February 2005. Other logistics areas performed below target owing to congestion at terminals. A highlight of the year was the August 2004 start of comprehensive services at NYK Logistics (Japan) Ltd.



Interview — Yoshiharu Murata, Director

Combining our hardware and software to satisfy all customer needs as an essential partner

Making customers the top priority



The logistics business provides warehousing and other assets as well as logistics systems to meet customer needs. I believe that the quality of those systems relates directly to our competitiveness.

Our customers work in an increasingly competitive global environment. It is critical for these companies to optimally locate production and ensure that their supply chains and other capabilities can properly serve new consumption areas. The NYK Group aims to be their best solutions partner.

We have done much to meet the most exacting requirements of our customers. For example, we provide high-value-added warehousing management and are reinforcing our distribution network, enabling us to offer services that encompass domestic and international transportation, consolidation, customs clearance, packaging, and logistics information management, such as order and inventory management. Furthermore, we employ state-of-the-art information technologies that support schedule management and the design of logistics management processes.

Our regionally focused services operate under the same NYK Logistics brand. Our worldwide management structure comprises operations overseeing North America, Europe, China, Oceania, and Japan. We have 262 logistics centers in 32 countries and regions. Each center is part of an advanced information system that links our sea, land, and air transportation network that enables us to produce a unique array of proposals. In 2004, we established a new sales office in Moscow to serve growing demand in Eastern Europe.

We are expanding our logistics bases, warehouses, and other infrastructure to play central roles in our comprehensive logistics business.

NYK Group logistics centers




NYK LOGISTICS
& MEGACARRIER

21.2%




Logistics Revenues
400
300
200
100
0
2003
2004
2005
(Billions of yen)


NYK LOGISTICS
& MEGACARRIER

Terminal and Harbor Transport


6.5%


Terminal and Harbor Transport Revenues
120
90
60
30
0
2003
2004
2005
(Billions of yen)

Operating Overview In the year under review, the terminal and harbor transport business recovered despite a worker shortage at the Port of Los Angeles in July 2004 that caused terminal congestion. Cargo movements were generally favorable. The overall volumes handled in Japan, Asia, North America, and other areas rose steadily. As a result, segment revenues increased 6.5%, to ¥109.0 billion. Operating income was up 585.5%, to ¥4.1 billion, and income before extraordinary items grew to ¥0.4 billion.

Streamlining harbor infrastructure to help deliver comprehensive logistics capabilities

Harbor terminals central to logistics integrator business

To offer comprehensive logistics services, it is essential for harbor terminals to operate efficiently as relays for sea and land transport. The NYK Group is one of the world's few global terminal operators, with 23 facilities in Asia and Oceania, North America, and Europe. We are endeavoring to streamline these operations. In Japan, we have facilities in Tokyo, Kobe, and Yokohama. Overseas, we directly manage terminals in Los Angeles and Oakland and Kaohsiung in Taiwan. We have also invested in container terminals in Nagoya, Laem Chabang in Thailand, and Sydney in Australia.



Expanding coverage to serve market growth

Ceres Terminals, Incorporated, which we acquired in 2002, has improved its operations and enhanced our ability to serve the east coasts of the United States and Canada, as well as Mexico's coastal region. Ceres Paragon Terminals B.V. in Europe has made steady progress, and is preparing to handle port calls on new routes. In addition, we are looking into establishing terminal operations in the PRC to serve growing demand.



Cruise



2.0%



Cruise Revenues
40
30
20
10
0
2003
2004
2005
(Billions of yen)

OPERATING OVERVIEW In the year under review, competition in the United States intensified in the high-end cruise market, served by our three *Crystal* luxury cruise ships. At the same time, the Japanese market recovered from the impact of the war in Iraq. Segment revenues consequently increased 11.9%, to ¥33.4 billion. The operating loss was ¥3.6 billion, and the loss before extraordinary items was ¥4.8 billion, both improvements from the preceding term.

Aiming to become a preeminent and profitable global luxury cruise operator

Enhancing our presence in the American luxury cruise market

American subsidiary Crystal Cruises, Inc., maintains three large luxury ships. The first is *Crystal Harmony*, which started operations in 1990 and has a total tonnage of 48,621 Kt (gt) and a passenger capacity of 940. The second is *Crystal Symphony*, which began cruises in 1995. This ship has a total tonnage of 51,044 Kt (gt) and a passenger capacity of 940. The third is *Crystal Serenity*, which began cruises around the world in July 2003. It has a total tonnage of 68,870 Kt (gt) and can carry 1,080 passengers. The U.S. cruise market serves around 8 million people annually and should continue to expand as baby boomers retire.

***Asuka II* to bolster competitiveness and stabilize earnings**

In Japan, NYK Cruises Co., Ltd., operates *Asuka*, the largest Japanese-registered luxury vessel. It began global and domestic cruises in 1991 and has a total tonnage of 28,856 Kt (gt) and a passenger capacity of 592. This ship serves the Japanese market, where we expect demand for luxury cruising to expand in the years ahead. In spring 2006, we plan to take advantage of growing Japanese demand by replacing the *Asuka* with the *Crystal Harmony*, which we will rename *Asuka II*.

The NYK Group's passenger ships are highly regarded.



Global Cruise Population
16
12
8
4
0
2002
2003
2004*
(Millions of people)
(Calendar years)
* NYK forecast

2005 Ranking, according to *Complete Guide to Cruising and Cruise Ships*

★★★★★
(Five Stars)
Crystal Symphony

★★★★★
(Five Stars)
Crystal Serenity

★★★★+
Crystal Harmony



Shipping-Related Services




2.6%


Shipping-Related Services Revenues
48
36
24
12
0
2003
2004
2005
(Billions of yen)

Operating Overview In this segment, revenues grew 5.3%, to ¥44.7 billion. Operating income improved 659.7%, to ¥0.1 billion, while income before extraordinary items was up 98.6%, to ¥0.6 billion. Contributing to these favorable results were NYK Trading Corporation and shipping-agency subsidiary United Maritime Co., Ltd., which we formed through mergers in October 2003, thereby concentrating management resources and harnessing synergies, resulting in heightened competitiveness. Tugboat operations also remained favorable.

Our shipping-related operations encompass domestic and overseas shipping-agency businesses, tugboat operations, and the wholesaling of shipping machinery and equipment. These play an essential role in our core shipping and cruise operations.

Real Estate




0.8%


Real Estate Revenues
16
12
8
4
0
2003
2004
2005
(Billions of yen)

Operating Overview This business area focuses on office leasing, and we focused on stable management in the year under review as urban redevelopment transformed the market. Segment revenues thus increased 2.7%, to ¥13.0 billion. Operating income declined 6.9%, however, to ¥2.8 billion, while income before extraordinary items was down ¥3.3 billion, or 1.8%.

The NYK Group owns real estate throughout Japan. We rent and maintain mainly office and commercial buildings in Tokyo, Yokohama, Nagoya, Kobe, and other cities.

Others




6.1%


Other Revenues
120
90
60
30
0
2003
2004
2005
(Billions of yen)

Operating Overview Segment revenues were down 0.7%, to ¥102.0 billion. We posted an operating loss of ¥0.4 billion, and income before extraordinary items was ¥1.1 billion.

Although Nippon Cargo Airlines Co., Ltd., posted higher revenues, earnings declined as a result of surging fuel prices. Nippon Airship Corporation began its advertising business using rigid airships in February 2005.

The others segment includes oil wholesaling, air freight services, information processing, and travel services.

As a global logistics provider covering sea, land, and air, the NYK Group provides an essential service to society and creates value by transporting the goods that its customers convert to valuable products. Through our global logistics operations, we play an important role in social development, and with this privilege come important social obligations. The NYK Group aims to help people throughout the world by contributing to their lifestyles, cultures, and economies, and in fulfilling this mission we recognize our duties as a corporate citizen.

Understanding these responsibilities, in April 2005 we established the CSR Management Headquarters, which is led by President Koji Miyahara. This organization aims to ensure that the NYK Group maintains the level of trust it has been granted by shareholders, customers, and all other stakeholders.

Safe Vessel Operations

The safe operation of our fleet is a matter of top management priority for the NYK Group. One of the most fundamental parts of our corporate mission is to transport the goods with which customers have entrusted us to their destinations safely and on schedule. All the people in the NYK Group who are involved in the safe operation of our fleet work to continually improve safety under the maxim "Sail on Safety." We perform ongoing land- and sea-based training activities to ensure the timely dissemination of safety information and appropriate emergency responses. Through NAV9000, the standard we adopted in 1998, we foster cooperation between shipowners and ship management companies to ensure operational safety and environmental preservation. Since we began using NAV9000, we have expanded its coverage of fleet and corporate audits to include 1,800 vessels and 140 companies. So far, this standard has resulted in 12,000 operational improvements.

Environmental Preservation

During the fiscal year ended March 31, 2005, we formalized our Environmental Management Vision and defined environmental management strategies to help us realize this vision. By employing appropriate management measures, we seek to minimize the environmental risk of our operations and ensure that our environmental management system is consistent throughout the world. Through global cooperation throughout the NYK Group, we are creating a system that promotes environmental activities at every location where we operate. Currently, 69 companies and offices bear the ISO 14001 environmental management certification. Each of these sites has defined environmental targets and employs specific environmental actions. Furthermore, by employing environmentally friendly ship designs and engines, we minimize fuel consumption and optimize the efficiency of land-based container transport. We also endeavor to decrease the burden we place on the environment through modal shifts.

Global Human Resource Development

The NYK Group employs approximately 33,000 people throughout the world who perform a broad range of activities. We have created a workplace environment in which all employees can fully apply their capabilities. Through our Global Human Resources (GHR) project, we are accelerating human resource development on a worldwide scale. This project aims to increase the enjoyment of all employees throughout the Group and provide them with major opportunities for growth and additional responsibility.

Social Contribution Activities

On October 1, 2004, we established the Corporate Citizenship Office within our Corporate Communications Group to further our initiatives. Such social contributions have included donating our services to ship bicycles to developing countries and dispatching personnel to a nonprofit organization (NPO) dedicated to the eradication of land mines. We will continue to proactively expand our social contribution activities.

In the aftermath of the 2004 earthquakes that shook Niigata, Japan, and Sumatra, Indonesia, the NYK Group launched an internal fundraising campaign and donated funds to support organizations within the NYK Group. Following the earthquake in Sumatra, we shipped relief supplies from around the world to the affected region. Such activities allow us to contribute to society by donating our services in our core area of expertise.



Items shipped by the NYK Group to aid Sumatra earthquake victims

To ensure that it maintains the trust of its shareholders, customers, contractors, regional communities, and other stakeholders, NYK strives to create and maintain a management structure that provides appropriate management transparency and efficiency.

Organization of Internal Systems

NYK employs an auditing system. Our Board of Corporate Auditors incorporates four members, including two outside corporate auditors, and oversees the activities of Company directors. Full-time auditors are located in the Auditing Department.

Our Board of Directors, which comprises 17 members, makes decisions involving legal matters, sets major management policies and strategies, and oversees the execution of business activities. We also employ a 38-member Committee of Directors, which includes some members of the Board of Directors. This committee focuses on the execution of business matters, based on Board resolutions and decisions. Five members of the Committee of Directors are outside members of the committee who are employed as directors of Group companies. These members help take ownership of and implement Group management strategies. In April 2005, a non-Japanese outside member was appointed to this committee for the first time.

The Executive Committee for Strategic Management, which deliberates matters of major importance from the viewpoint of management strategy, comprises members at the senior managing director level or above and determines direction for the Board of Directors. We have also established the NYK Group Conference of Presidents to strengthen Groupwide management and transparency.

This internal structure is designed to provide clear lines of authority and responsibility for business operations, allow fast and appropriate decision making, and increase management transparency and efficiency.


General Meeting of Shareholders
Assign, remove members
Assign, remove members
Board of Directors
(Sets management policy, oversees operational execution)
17 directors
Audit
Board of Corporate Auditors
* 4 members (including two outside corporate auditors)
Financial Auditor
Supervise, assign, remove members
Executive Committee for Strategic Management
(Deliberate matters of major importance)
*Senior managing directors or above, 7 members
NYK Group Conference of Presidents
(Deliberates group management strategies)
*7 senior managing directors or higher and group company presidents
Committee of Directors
* 38 members

Internal Control System

NYK's internal control system includes the organizations described below. The Internal Audit Department, which serves as the primary audit body for all companies in the NYK Group, was established to provide periodic checks and evaluations of Group businesses in an efficient and effective manner.

(1) *Compliance with Laws and Articles of Association*

The business environment in which NYK operates is characterized by tumultuous change, and we are expanding our operations rapidly on a global scale. To elucidate our corporate stance clearly to people both inside and outside the Group, in March 2005 we established the NYK Group business statement. We incorporated this statement into the NYK Line Business Credo, which describes codes of conduct that all directors and employees must follow. These guidelines form the basis for the thorough enforcement of compliance. Our internal structure consists of a compliance committee, a chief compliance officer (CCO), and a compliance chamber. We have also set up an office for consultation to encourage reporting from within the Group to prevent even minor problems or potential issues from escaping our notice. Furthermore, we conduct the A Month of General Compliance Review Campaign every year to keep all our directors and employees fully conscious of the need for compliance and to encourage them to take specific measures to that end.

(2) *Risk Management*

Supervisory departments within the Company respond to the various types of operating risks that our business involves, and various controls have been enacted to ensure compliance with internal regulations. To further ensure appropriate risk management, in April 2005 the Company created the Risk Management Department to periodically measure the Company's overall risk management activities. With this department at the core, we have created a Companywide internal control system that meets the need for an integrated approach toward ongoing internal control, with controls in place for various types of risk.

(3) *Financial Reporting to Ensure Trustworthiness and Comply with Disclosure Requirements*

In its financial reporting, NYK applies corporate accounting standards that are generally accepted to be fair and appropriate and seeks to maintain its own trustworthiness. We realize the importance of the timely disclosure of corporate information with documentation that conforms to Securities Exchange Law, the Japanese Commercial Code, and other legal stipulations. Furthermore, we comply with the regulations set forth by securities exchanges and provide shareholders, investors, and other stakeholders with a range of information through our investor relations activities and on our website. To gather disclosure information related to our statements of accounts, we have designated a reporting division that gathers disclosure information from each department without allowing leaks, and have set in place a checking system.

In April 2005, we inaugurated the Information Disclosure Committee, chaired by President Koji Miyahara. After reviewing disclosure control and compliance, this committee will create a system to evaluate the Company's conformance in periodic financial securities reports.

Executive Compensation

Executive compensation paid to Company directors and auditors during the year under review is indicated below. This compensation includes director bonuses and executive retirement benefits. (Amounts of less than one million yen have been rounded off.)

	Directors	Auditors (of which, to outside corporate auditors)	Total
Executive compensation	¥812 million	¥59 million (¥13 million)	¥872 million

Auditor Compensation

Compensation paid to auditors during the year under review is indicated below. (Amounts of less than one million yen have been rounded off.)

1) Compensation for activities stipulated by Section 1, Article 2 of Certified Public Accountants Law: ¥53 million
2) Compensation other than that described above: ¥ 6 million

Corporate Audits, Audit Organizations, and Financial Audits

NYK has established the Internal Auditing Department, comprising 12 members, which performs audits in accordance with our Internal Audit Resolutions. We have also created overseas group administration offices (GAOs) in five locations—the United States, Europe, South Asia, East Asia, and Oceania—to perform internal audits. Each GAO reports to the Internal Auditing Department. All four of our auditors, including two outside corporate auditors, follow the audit procedures set by the Board of Corporate Auditors. These auditors participate in Board of Directors meetings and other important meetings, listen to the status of duties executed by directors, the Internal Auditing Department, and other personnel, and peruse documents involving important decisions. One member of the Internal Auditing Department supports the auditor in his audit activities. Corporate auditors ensure the impartiality of financial auditors, and corporate and financial auditors work together to ensure seamless communications and a mutual exchange of information and strive to improve auditing efficiency.

Corporate auditors convene each month for a meeting of the Board of Corporate Auditors to review audit results and share other information. These auditors also meet each month with the Internal Auditing Department, and meet every three months with the financial auditors, thereby promoting communication among the three audit groups.

NYK's financial audits are conducted by certified public accountants Masaki Ayukawa, Koichiro Kimura, and Tatsuya Arai, all of whom are with the firm ChuoAoyama PricewaterhouseCoopers. Assisting these three are 18 other certified public accountants, 16 accounting assistants, and four others. Audits are performed according to generally accepted standards for audit fairness and appropriateness.

Human, Capital, or Other Relationships or Interests Existing between NYK and Its Outside Directors and Outside Corporate Auditors

Keisuke Kitajima, an outside corporate auditor for NYK, is a director of the Daiwa Securities Group Inc. Tsuyoshi Miyazaki, also an outside corporate auditor, is a senior advisor for Mitsubishi Logistics Corporation. NYK has business relationships with both Daiwa Securities and Mitsubishi Logistics, but no personal interests exist between NYK and these outside corporate auditors individually.

Company Activities during the Past Year to Improve Corporate Governance

As NYK is expanding its operations on a global scale, its compliance initiatives must extend to its overseas companies as well as domestic operations. In the past year, we have conducted compliance training at seven overseas locations, providing instruction and extensively strengthening compliance at our overseas companies and branches. Furthermore, in July 2005 we will implement an e-learning system that provides an environment enabling all employees at all locations to study on their own at any time.

In addition to the internal audit activities that NYK conducts in Japan, we distributed questionnaires designed to allow overseas companies in the NYK Group to conduct self-evaluations of their internal compliance. These evaluations were complemented with on-site audits.

Following the General Meeting of Shareholders, we provided an opportunity for shareholders to speak directly and informally with Company directors. At this time, NYK's directors provided shareholders with explanations of management performance and reports on current conditions. In the future, we will continually persevere to manage in a way that is both fair and transparent.

FLEET: NYK GROUP COMPANIES

(Years ended March 31)

Gross Operating Tonnage

	Vessels		Kt (dwt)	
	2004	2005	2004	2005
Owned	227	238	16,426,082	18,331,455
Chartered	390	408	18,806,702	19,325,965
Total	617	646	35,232,784	37,657,420

Note: Figures include vessels that are owned, jointly owned, or chartered by NYK and its consolidated subsidiaries.

(As of March 31, 2005)

Type of vessel		Owned	Chartered	Total
Container Ships	Vessels	25	112	137
	Kt (dwt)	913,684	3,481,805	4,395,489
Bulk Carriers (Capesize)	Vessels	43	32	75
	Kt (dwt)	6,028,154	4,549,173	10,577,327
Bulk Carriers (Panamax and Handysize)	Vessels	34	108	142
	Kt (dwt)	1,452,627	4,984,201	6,436,828
Wood Chip Carriers	Vessels	12	32	44
	Kt (dwt)	537,636	1,509,277	2,046,913
Car Carriers	Vessels	36	62	98
	Kt (dwt)	548,682	937,043	1,485,725
Reefer Carriers	Vessels	12	15	27
	Kt (dwt)	118,766	133,952	252,718
Tankers	Vessels	34	27	61
	Kt (dwt)	7,037,744	3,514,742	10,552,486
LNG Carriers	Vessels	22	0	22
	Kt (dwt)	1,548,410	0	1,548,410
Cruise Ships	Vessels	3	1	4
	Kt (dwt)	14,797	8,160	22,957
Others	Vessels	17	19	36
	Kt (dwt)	130,955	207,612	338,567
Total	Vessels	238	408	646
	Kt (dwt)	18,331,455	19,325,965	37,657,420

FINANCIAL SECTION

Contents

CONSOLIDATED SIX-YEAR SUMMARY

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries

	Millions of yen					
	2005 [4]	2004	2003 [3]	2002	2001	2000
For the years ended March 31:						
Revenues	¥1,606,098	¥1,398,320	¥1,249,242	¥1,142,934	¥1,133,906	¥1,102,434
Costs and expenses	1,283,769	1,158,352	1,037,373	945,950	918,646	912,016
Selling, general and administrative expenses	160,954	148,035	142,746	131,425	127,620	119,548
Operating income	161,375	91,933	69,123	65,559	87,640	70,870
Other income (expenses), net	(6,572)	(17,270)	(18,779)	(15,451)	(16,341)	(31,721)
Income before extraordinary items	154,803	74,663	50,344	50,108	71,299	39,149
Extraordinary gains (losses), net	(27,590)	(13,127)	(17,697)	(18,399)	(13,495)	(5,093)
Income before income taxes and minority interests	127,213	61,536	32,647	31,709	57,804	34,056
Income taxes—current	51,366	33,798	15,350	13,159	26,591	19,658
Income taxes—deferred	580	(9,512)	(93)	(337)	(5,134)	(1,818)
Minority interests	3,941	2,439	3,097	1,348	785	421
Net income	71,326	34,811	14,293	17,539	35,562	15,795
As of March 31:						
Total current assets	¥ 399,501	¥ 370,674	¥ 350,228	¥ 313,917	¥ 322,779	¥ 312,430
Total current liabilities	477,865	425,754	370,522	387,322	378,955	409,849
Total vessels, property and equipment, net of accumulated depreciation	701,157	652,405	651,160	685,712	750,325	708,719
Total assets	1,476,227	1,376,664	1,287,170	1,339,923	1,381,594	1,419,920
Long-term debt	464,196	491,233	548,926	547,657	659,358	683,127
Total shareholders' equity	427,771	358,045	288,363	320,096	278,748	259,004
Retained earnings	203,774	146,756	122,272	116,350	113,684	90,654

	Yen					
Per share of common stock [1][2]:						
Net income—primary	¥ 58.12	¥ 28.27	¥ 11.48	¥ 14.23	¥ 28.88	¥ 12.97
—fully diluted	—	—	—	14.23	28.21	12.49
Shareholders' equity	350.10	292.88	235.81	260.80	225.36	212.59
Dividends applicable to the year	18.00	10.00	7.50	7.50	7.50	6.00

Notes: (1) "Per share of common stock" is calculated based on the weighted-average number of common shares outstanding during each fiscal year.

(2) In the fiscal year ended March 31, 2003, the Company applied the Accounting Standards Related to Accounting for Net Income per Share (Corporate Accounting Standard No. 2) and Guidelines for Applying Accounting Standards Related to Net Income per Share (Guideline No. 4 for Applying Corporate Accounting Standards) to calculate shareholders' equity per share and primary and fully diluted net income per share. The impact of these changes was minimal.

(3) Although vessel expenses, long-term charter charges related to vessels other than container ships used to be recognized in the year in which they incurred, from the year ended March 31, 2003, the Company changed its accounting such that in principle they are now recognized upon completion of arrival back at the port of origin. The impact of these changes is shown in notes 3.N to the consolidated financial statements.

(4) In the fiscal year ended March 31, 2005, the Company applied early to its consolidated financial accounts the Accounting Standards Related to Impairment Loss on Fixed Assets (Opinion Paper on the Establishment of Accounting Standards for Impairment Loss on Fixed Assets, released by the Financial Services Agency Business Accounting Council on August 9, 2002) and Guidelines for Applying Accounting Standards for Impairment Loss on Fixed Assets (Guideline No. 6 for Applying Corporate Accounting Standards, October 31, 2003), as well as the Partial Revision to Standards for Accounting for Retirement Benefits (Corporate Accounting Standards Guideline No. 3, March 16, 2005) and Guidelines for Applying Partial Revision to Standards for Accounting for Retirement Benefits (Guideline No. 7 for Applying Corporate Accounting Standards, March 16, 2005). The Company also revised its method of accounting for costs related to ship officers. The impact of these changes is shown in note 3.N to the consolidated financial statements.

Overview

In the fiscal year ended March 31, 2005, the NYK Group posted consolidated revenues of ¥1,606.1 billion, operating income of ¥161.4 billion, income before extraordinary items of ¥154.8 billion, and net income of ¥71.3 billion. Each of these results was a record high.

Consolidated revenues rose 14.9%, reflecting higher freight volumes and rates in the shipping segment, combined with higher revenues from logistics operations. Owing to successful cost-cutting efforts, the Company was able to limit the increases in costs and expenses, as well as selling, general and administrative expenses. As a result, operating income surged 75.5%, and the ratio of operating income to revenues was 10.0%, up 3.4 percentage points from the 6.6% recorded in the preceding term. Owing to such factors as lower interest expenses and an increase in investment income based on the equity method of accounting, other income, net improved, and income before extraordinary items jumped 107.3%. Even after the early adoption of impairment accounting for a ¥20.6 billion extraordinary loss, net income rose 104.9%. As a result, the Company's after-tax return on invested capital (ROIC) rose sharply, growing from 5.76% to 9.44%.

Analysis of Capital Sources and Liquidity

Assets, Liabilities and Shareholders' Equity

Total assets were ¥1,476.2 billion, an increase of ¥99.6 billion from the previous year-end. Primary factors included a ¥21.8 billion rise in accounts receivables-trade, owing to expanded sales, as well as a ¥51.0 billion increase in our investment in shipbuilding—the total increase in the vessels and construction in progress categories. Higher stock prices prompted a ¥12.7 billion increase in investments in securities.

Total liabilities grew ¥24.6 billion, to ¥1,019.5 billion. Owing to the Company's ongoing efforts to reduce debt and the effects of yen appreciation, interest-bearing debt dropped ¥24.4 billion. However, current liabilities expanded ¥52.1 billion, attributable to higher accounts payable and advance receipts.

Total shareholders' equity increased ¥69.7 billion, to ¥427.8 billion, owing to a rise in retained earnings. The debt-to-equity ratio was 1.5 times, a 0.3-point improvement from one year earlier.

Cash Flows

At the end of the fiscal year, net cash provided by operating activities was ¥175.5 billion, up ¥64.1 billion, owing mainly to a rise in income before income taxes and minority interests. Net cash used in investing activities was ¥135.1 billion, up ¥47.0 billion. Factors included higher expenditures for tangible and intangible fixed assets, and lower gains on proceeds from the sale of investment securities and the sale of fixed assets. Net cash used in financing activities was ¥41.4 billion, up ¥6.5 billion, partly owing to higher dividend payments.

As a result of these factors, net decrease in cash and cash equivalents was ¥0.2 billion. However, owing to an increase in cash and cash equivalents due to change in consolidation scope, cash and cash equivalents at the end of the year amounted to ¥65.0 billion, up ¥1.4 billion from the previous year-end.


Revenues
2,000
1,500
1,000
500
0
2001 2002 2003 2004 2005
(Billions of yen)


Operating Income and Operating Margin
200
150
100
50
0
2001 2002 2003 2004 2005
(Billions of yen)
10.0
7.5
5.0
2.5
0
(%)
Operating income
Operating margin


Net Income and Return on Equity (ROE)
80
60
40
20
0
2001 2002 2003 2004 2005
(Billions of yen)
20
15
10
5
0
(%)
Net income
ROE

Funding Requirements

Most of the working capital that the NYK Group requires is for Group ship transportation and cruise operations. These funds are primarily used to cover cargo expense, fuel, harbor and other running expenses, as well as the cost of crews, vessel repairs and chartering. In addition, the Group incurs labor and other administrative expenses in its logistics and terminal operations. Each business has labor, information processing and general and administrative expenses. The Group also invests in ships and in logistics and terminal facilities. Capital expenditure for the consolidated fiscal year was ¥193.5 billion.

Financial Policies

To maintain and expand its business activities, the NYK Group sources funds internally as well as through bank loans and the issuance of bonds and commercial paper.

When funding capital purchases in the core shipping business, we aim to secure long-term loans. We base borrowing levels on the projected freight revenues and lease proceeds from the operations of each ship during the periods of these loans. Similarly, for logistics and terminal facilities we secure stable funding in line with future cash flows. As of March 31, 2005, long-term loans stood at ¥357.3 billion. These borrowings were denominated in yen, U.S. dollars, euros and in other currencies, with a mix of floating and fixed interest rates.

We fund working capital with loans due within one year and commercial paper. No commercial paper issues were outstanding at the close of the period under review. The Group also uses the capital markets as needed to secure funds for its facilities and working capital through bond issues. During the consolidated fiscal year, NYK floated a ¥30 billion domestic bond issue, bringing total bonds outstanding to ¥131.8 billion as of March 31, 2005.

The Company has received ratings from two agencies in Japan and two overseas. As of June 28, 2005, our bonds were rated AA by Japan Credit Rating Agency, Ltd., AA- by Rating and Investment Information, Inc., A3 by Moody's Investors Service, and BBB by Standard and Poor's.

Management strives to minimize interest costs in choosing funding methods. At the same time, it obtains funding so it can lease some ships and thereby lower interest-bearing debt. The Group has instituted a cash management system to draw on internal funds.

The NYK Group remains well positioned to generate sufficient cash flows on the strength of its healthy operating results and financial position. The Group has the leeway to issue ¥50.0 billion in commercial paper, as well as a commitment line of ¥20.0 billion from financial institutions. In management's view, therefore, the NYK Group is able to obtain sufficient working capital and facilities funding to support growth.


Interest-Bearing Debt
1,000
750
500
250
0
2001 2002 2003 2004 2005
(Billions of yen)


Total Shareholders' Equity and Equity Ratio
500
375
250
125
0
32
24
16
8
0
2001 2002 2003 2004 2005
(Billions of yen)
(%)
Total shareholders' equity
Equity ratio


Debt-to-Equity Ratio
1,000
750
500
250
0
4
3
2
1
0
2001 2002 2003 2004 2005
(Billions of yen)
(Times)
Interest-bearing debt
Total shareholders' equity
Debt-to-equity ratio


Cash Flows
200
100
0
−100
−200
2002 2003 2004 2005
(Billions of yen)
Net cash provided by operating activities
Net cash provided by (used in) investing activities
Net cash used in financing activities

Significant Accounting Policies and Assumptions

The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles and practices in Japan. The production of such statements necessarily entails management decisions on accounting policies adopted and assumptions that affect amounts and disclosures in the balance sheets and statements of income. Management refers to historical data in making rational decisions based on these estimates, however, actual results may differ materially.

The following significant accounting policies greatly influence management's key estimates in producing the consolidated financial statements.

Revenue and Income Recognition

The NYK Group recognizes revenues and earnings for container ships proportionately with the movement of shipments. Recognition for other vessels is mainly upon completion of each voyage. For other business areas, management uses rational standards based on when services are provided.

Allowance for Doubtful Accounts

The Group maintains this allowance to prepare for the risks of losses arising from defaults on accounts receivable and other claims. Where the financial positions of debtors deteriorate such that collection becomes doubtful, management may augment the allowance or book losses.

Valuation of Investments

The NYK Group holds shares in financial institutions and business partners. In principle, we state securities with available market quotes at market value. Other securities without available market quotes are stated using the loss-reduction method, where management determines that price declines are not temporary in light of assumptions about the financial position of the company or institution in which the investments are held.

Amortization of Depreciable Assets

The NYK Group holds tangible and intangible depreciable assets. Management amortizes these assets based on rational methods over estimated useful lives. The resultant unamortized book value does not necessarily represent the fair value of these assets.

Retirement and Severance Benefits

The NYK Group covers employee retirement and severance liabilities and costs based on actuarial assumptions. These assumptions encompass such factors as discount rates, rates of salary increases and long-term rates of return on pension assets. The NYK Group reviews its actuarial assumptions annually. Where necessary, it adjusts the assumptions in light of the current market environment. Where actual results differ from assumptions or where management changes its assumptions, the effects are cumulative and influence future recognition. In general, therefore, acturial diferences are recognized over a future period through periodic amortization of unrecognized items.

Deferred Tax Assets

The NYK Group makes rational estimates of future taxable income in evaluating the recoverability of deferred tax assets. Since recoverability depends on the income assumptions above, if management decides that the deferred tax assets are likely to be partly or wholly unrecoverable it may reduce the deferred tax assets for the period concerned by recognizing the valuation allowances.

The risks and uncertainties facing the NYK Group include significant changes in economic conditions in the markets in which it does business, in the shipping market, and in foreign exchange, interest rates and fuel prices, as well as from maritime accidents involving the Group's ships, and social turmoil arising from wars, terrorism and the outbreak of diseases, such as SARS. These risks and uncertainties could affect the Group's business activities, management results and financial position. The risks and uncertainties that could affect the Group are not limited to those mentioned above.

CONSOLIDATED BALANCE SHEETS

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(As of March 31, 2005 and 2004)

	Millions of yen		Thousands of U.S. dollars (Note 2)
ASSETS	2005	2004	2005
Current assets:			
Cash and time deposits	¥ 66,740	¥ 65,373	$ 621,472
Marketable securities (Note 5)	1,640	3,023	15,270
Notes and accounts receivable–trade (Note 12)	189,656	167,869	1,766,053
Allowance for doubtful accounts	(1,656)	(1,800)	(15,418)
Inventories (Note 6)	22,711	19,850	211,486
Deferred tax assets (Note 10)	3,950	7,977	36,782
Other current assets	116,460	108,382	1,084,447
Total current assets	399,501	370,674	3,720,092
Investments and long-term receivables:			
Investments in securities (Note 5)	227,211	214,501	2,115,904
Investments in unconsolidated subsidiaries and affiliates	57,593	51,027	497,563
Long-term loans receivable	8,184	10,309	76,208
Deferred tax assets (Note 10)	476	2,805	4,429
Other long-term receivables	50,844	48,230	512,042
Allowance for doubtful accounts	(2,535)	(2,000)	(23,603)
Total investments and long-term receivables	341,773	324,872	3,182,543
Vessels, property and equipment, net of accumulated depreciation (Notes 7, 8 and 9):			
Vessels	453,365	445,384	4,221,667
Buildings and structures	69,266	68,397	644,993
Equipment and fixtures	8,353	7,012	77,785
Land	59,346	66,263	552,620
Construction in progress	82,074	39,035	764,259
Others	28,753	26,314	267,749
Total vessels, property and equipment, net of accumulated depreciation	701,157	652,405	6,529,073
Intangible assets	25,413	21,387	236,639
Excess of investment cost over underlying net assets of consolidated subsidiaries, net of accumulated amortization	8,262	7,189	76,930
Other assets	121	137	1,129
Total assets	¥1,476,227	¥1,376,664	$13,746,406

The accompanying notes are an integral part of the consolidated financial statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Millions of yen 2005	Millions of yen 2004	Thousands of U.S. dollars (Note 2) 2005
Current liabilities:			
Short-term bank loans	¥ 52,073	¥ 61,071	$ 484,900
Current portion of long-term debt (Note 9)	113,785	102,177	1,059,548
Notes and accounts payable	152,418	136,675	1,419,297
Income taxes payable	37,184	26,062	346,255
Deferred tax liabilities (Note 10)	1,795	1,352	16,718
Employees' bonuses accrued	8,048	6,981	74,938
Other current liabilities	112,562	91,436	1,048,156
Total current liabilities	477,865	425,754	4,449,812
Long-term liabilities:			
Long-term debt (Note 9)	464,196	491,233	4,322,526
Deferred tax liabilities (Note 10)	22,327	23,092	207,906
Reserve for employees' retirement benefits (Note 16)	19,174	19,226	178,544
Reserve for directors' retirement benefits	2,917	2,514	27,162
Reserve for periodic dry docking of vessels	3,152	4,574	29,355
Other long-term liabilities	29,908	28,557	278,491
Total long-term liabilities	541,674	569,196	5,043,984
Total liabilities	1,019,539	994,950	9,493,796
Minority interests	28,917	23,669	269,271
Shareholders' equity:			
Common stock, 2005—Authorized 2,983,550,000 shares, outstanding 1,230,188,073 shares 2004—Authorized 2,983,550,000 shares, outstanding 1,230,188,073 shares	88,531	88,531	824,388
Additional paid-in capital (Note 11)	94,421	94,421	879,235
Retained earnings (Note 11)	203,774	146,756	1,897,516
Net unrealized holding gain (loss) on other securities	55,336	44,333	515,279
Foreign currency translation adjustments	(10,819)	(12,900)	(100,748)
Sub total	431,243	361,141	4,015,670
Treasury stock 2005—9,319,451 shares 2004—8,632,117 shares	(3,472)	(3,096)	(32,331)
Total shareholders' equity	427,771	358,045	3,983,339
Commitments and contingent liabilities (Note 12)			
Total liabilities, minority interests and shareholders' equity	¥1,476,227	¥1,376,664	$13,746,406

	Yen		U.S. dollars
Shareholders' equity per share	¥350.10	¥292.88	$3.26

CONSOLIDATED STATEMENTS OF INCOME

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(For the years ended March 31, 2005, 2004 and 2003)

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2005	2004	2003	2005
Revenues	¥1,606,098	¥1,398,320	¥1,249,242	$14,955,753
Costs and expenses	1,283,769	1,158,352	1,037,373	11,954,275
Gross profit	322,329	239,968	211,869	3,001,478
Selling, general and administrative expenses	160,954	148,035	142,746	1,498,777
Operating income	161,375	91,933	69,123	1,502,701
Other income (expenses):				
Interest and dividend income	5,168	5,264	5,407	48,121
Interest expenses	(16,632)	(18,098)	(20,146)	(154,871)
Others, net	4,892	(4,436)	(4,040)	45,555
Other income (expenses), net	(6,572)	(17,270)	(18,779)	(61,195)
Income before extraordinary items	154,803	74,663	50,344	1,441,506
Extraordinary items:				
Gain (Loss) on sale of vessels, property, equipment and investment securities, net	1,791	(1,636)	802	16,675
Impairment loss on fixed assets (Note 4)	(20,607)	—	—	(191,885)
Others, net	(8,774)	(11,491)	(18,499)	(81,705)
Extraordinary gains (losses), net	(27,590)	(13,127)	(17,697)	(256,915)
Income before income taxes and minority interests	127,213	61,536	32,647	1,184,591
Income taxes–current	51,366	33,798	15,350	478,312
Income taxes–deferred	580	(9,512)	(93)	5,400
Minority interests	3,941	2,439	3,097	36,698
Net income	¥ 71,326	¥ 34,811	¥ 14,293	$ 664,181

	Yen			U.S. dollars (Note 2)
Per share of common stock:				
Net income–primary	¥58.12	¥28.27	¥11.48	$0.54
Net income–fully diluted	—	—	—	—
Dividends applicable to the year	18.00	10.00	7.50	0.17

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(For the years ended March 31, 2005, 2004 and 2003)

		Millions of yen					
	Shares of common stock (Thousands)	Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gain (loss) on other securities	Foreign currency translation adjustments	Treasury stock
Balance as of March 31, 2002	1,227,504	¥88,531	¥93,342	¥116,350	¥26,093	¥ (4,156)	¥ (64)
Increase in additional paid-in capital due to exchange offering	2,684	—	1,079	—	—	—	—
Effect from changes of consolidated subsidiaries, net	—	—	—	1,071	—	—	—
Retirement of treasury stock	—	—	—	(1)	—	—	—
Cash dividends	—	—	—	(9,213)	—	—	—
Directors' bonuses	—	—	—	(228)	—	—	—
Net income for the year	—	—	—	14,293	—	—	—
Net unrealized holding loss on other securities	—	—	—	—	(30,273)	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	(2,890)
Foreign currency translation adjustments for the year	—	—	—	—	—	(5,571)	—
Balance as of March 31, 2003	1,230,188	88,531	94,421	122,272	(4,180)	(9,727)	(2,954)
Effect from changes of consolidated subsidiaries, net	—	—	—	614	—	—	—
Cash dividends	—	—	—	(10,692)	—	—	—
Directors' bonuses	—	—	—	(249)	—	—	—
Net income for the year	—	—	—	34,811	—	—	—
Net unrealized holding gain on other securities	—	—	—	—	48,513	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	(142)
Foreign currency translation adjustments for the year	—	—	—	—	—	(3,173)	—
Balance as of March 31, 2004	1,230,188	88,531	94,421	146,756	44,333	(12,900)	(3,096)
Effect from changes of consolidated subsidiaries, net	—	—	—	594	—	—	—
Effect from changes of affiliates accounted for under the equity method, net	—	—	—	269	—	—	—
Gain on revaluation of fixed assets of subsidiaries according to generally accepted accounting principles in the United Kingdom	—	—	—	461	—	—	—
Adjustment for minimum pension liabilities of subsidiaries according to generally accepted accounting principles in the United States	—	—	—	14	—	—	—
Decrease on unrealized profit/loss on derivatives held by subsidiaries according to generally accepted accounting principles in the United States	—	—	—	(83)	—	—	—
Cash dividends	—	—	—	(15,268)	—	—	—
Directors' bonuses	—	—	—	(295)	—	—	—
Net income for the year	—	—	—	71,326	—	—	—
Net unrealized holding gain on other securities	—	—	—	—	11,003	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	(376)
Foreign currency translation adjustments for the year	—	—	—	—	—	2,081	—
Balance as of March 31, 2005	1,230,188	¥88,531	¥94,421	¥203,774	¥55,336	¥(10,819)	¥(3,472)

		Thousands of U.S. dollars (Note 2)					
	Shares of common stock (Thousands)	Common stock	Additional paid-in capital	Retained earnings	Net unrealized holding gain (loss) on other securities	Foreign currency translation adjustments	Treasury stock
Balance as of March 31, 2004	1,230,188	$824,388	$879,235	$1,366,569	$412,823	$(120,125)	$(28,832)
Effect from changes of consolidated subsidiaries, net	—	—	—	5,540	—	—	—
Effect from changes of affiliates accounted for under the equity method, net	—	—	—	2,501	—	—	—
Gain on revaluation of fixed assets of subsidiaries according to generally accepted accounting principles in the United Kingdom	—	—	—	4,291	—	—	—
Adjustment for minimum pension liabilities of subsidiaries according to generally accepted accounting principles in the United States	—	—	—	132	—	—	—
Decrease on unrealized profit/loss on derivatives held by subsidiaries according to generally accepted accounting principles in the United States	—	—	—	(777)	—	—	—
Cash dividends	—	—	—	(142,176)	—	—	—
Directors' bonuses	—	—	—	(2,745)	—	—	—
Net income for the year	—	—	—	664,181	—	—	—
Net unrealized holding gain on other securities	—	—	—	—	102,456	—	—
Cost of treasury stock (purchased) sold	—	—	—	—	—	—	(3,499)
Foreign currency translation adjustments for the year	—	—	—	—	—	19,376	—
Balance as of March 31, 2005	1,230,188	$824,388	$879,235	$1,897,516	$515,279	$(100,749)	$(32,331)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(For the years ended March 31, 2005, 2004 and 2003)

	Millions of yen			Thousands of U.S. dollars (Note 2)
	2005	2004	2003	2005
Cash flows from operating activities:				
Income before income taxes and minority interests	¥ 127,213	¥ 61,536	¥ 32,647	$ 1,184,591
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	66,814	65,689	66,111	622,167
Impairment loss on fixed assets	20,607	—	—	191,885
Loss (gain) on sale and disposal of tangible and intangible fixed assets, net	2,003	2,285	565	18,656
Loss (gain) on sale of marketable and investment securities, net	(2,909)	(679)	(1,391)	(27,090)
Loss (gain) on devaluation of marketable and investment securities	1,656	304	7,351	15,419
Equity in earnings of unconsolidated subsidiaries and affiliates	(2,598)	(1,624)	(1,472)	(24,194)
Interest and dividend income	(5,168)	(5,264)	(5,407)	(48,121)
Interest expenses	16,632	18,098	20,146	154,871
Loss (gain) on foreign currency exchange	444	2,015	1,631	4,138
Decrease (increase) in notes and accounts receivable	(16,183)	(17,773)	(13,435)	(150,697)
Decrease (increase) in inventories	(2,878)	324	(4,762)	(26,800)
Increase (decrease) in notes and accounts payable	10,930	10,259	2,647	101,779
Others, net	10,006	10,079	5,002	93,171
Subtotal	226,569	145,249	109,633	2,109,775
Interest and dividends received	7,145	6,137	6,550	66,538
Interest paid	(16,887)	(18,577)	(21,540)	(157,251)
Payments for income taxes	(41,319)	(21,449)	(6,517)	(384,760)
Net cash provided by operating activities	175,508	111,360	88,126	1,634,302
Cash flows from investing activities:				
Purchase of marketable securities	(1,321)	(5,765)	(9,881)	(12,302)
Proceeds from sale of marketable securities	2,580	13,671	15,262	24,022
Expenditures for tangible and intangible fixed assets	(193,569)	(143,353)	(89,123)	(1,802,490)
Proceeds from sale of tangible and intangible fixed assets	59,987	67,459	54,267	558,595
Purchase of investment securities	(6,239)	(8,036)	(11,496)	(58,097)
Proceeds from sale of investment securities	10,436	8,334	6,981	97,182
Payments for acquisition of newly consolidated subsidiaries	—	(210)	(19,666)	—
Proceeds from acquisition of newly consolidated subsidiaries	44	—	—	411
Payments for sale of investments in subsidiaries resulting in change of scope of consolidation	—	(47)	—	—
Lending of loans receivable	(21,217)	(27,074)	(6,131)	(197,572)
Collection of loans receivable	11,381	4,542	686	105,981
Others, net	2,851	2,390	4,618	26,548
Net cash used in investing activities	(135,067)	(88,089)	(54,483)	(1,257,722)
Cash flows from financing activities:				
Net increase (decrease) in short-term bank loans	(7,973)	26,502	(8,979)	(74,243)
Proceeds from long-term loans	123,083	168,628	147,288	1,146,134
Repayments of long-term loans	(151,400)	(197,346)	(195,764)	(1,409,813)
Proceeds from bonds	29,819	—	77,597	277,671
Repayments of bonds	(20,200)	(21,000)	(40,411)	(188,099)
Proceeds from stock issue for minority shareholders	2,037	—	—	18,970
Proceeds from sale of treasury stock	—	8	—	—
Purchase of treasury stock	(376)	(173)	(2,890)	(3,499)
Cash dividends paid by the Company	(15,268)	(10,691)	(9,212)	(142,176)
Cash dividends paid by subsidiaries to minority shareholders	(1,080)	(803)	(629)	(10,063)
Others, net	(17)	13	10	(156)
Net cash used in financing activities	(41,375)	(34,862)	(32,990)	(385,274)
Effect of exchange rate changes on cash and cash equivalents	744	(10,106)	(8,121)	6,921
Net (decrease) increase in cash and cash equivalents	(190)	(21,697)	(7,468)	(1,773)
Cash and cash equivalents at beginning of the year	63,632	79,804	81,901	592,532
Increase (decrease) in cash and cash equivalents due to change in consolidation scope	1,586	5,525	5,371	14,769
Cash and cash equivalents at end of the year	¥ 65,028	¥ 63,632	¥ 79,804	$ 605,528

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nippon Yusen Kabushiki Kaisha and Consolidated Subsidiaries
(For the years ended March 31, 2005, 2004 and 2003)

1. Basis of Presenting Consolidated Financial Statements:

The accompanying consolidated financial statements are an English translation of the consolidated financial statements made public for filing with the Direction of Kanto Local Finance Bureau and the stock exchanges in Japan. The original consolidated financial statements are prepared in accordance with generally accepted accounting principles and practices in Japan.

In the English translation, certain account reclassifications are made and additional information is provided in order to present the consolidated financial statements in a format familiar to international readers. The results of these reclassifications do not affect the financial position or results of operations and cash flows of the consolidated companies as reported in the original consolidated financial statements.

2. United States Dollar Amounts:

The accompanying consolidated financial statements are stated in Japanese yen, and the dollar amounts represent the arithmetical results of translating yen to United States dollars using the exchange rate prevailing at March 31, 2005, which was Y107.39 to US$1.00. The statements in such dollar amounts are solely for the convenience of readers outside Japan and are not intended to imply that the yen amounts have been or could be readily converted, realized or settled in dollars at that rate, or any other rates, of exchange.

3. Summary of Significant Accounting Policies:

A. Consolidation Policies

(1) The consolidated financial statements include the accounts of Nippon Yusen Kabushiki Kaisha (the "Company") and its 495, 425 and 375 consolidated subsidiaries at March 31, 2005, 2004 and 2003, respectively.

During the consolidated fiscal year ended March 31, 2005, the Company newly consolidated NYK Logistics (Japan) Co., Ltd., and other 48 companies which were newly incorporated. In addition, the Company newly consolidated Hinode Module Transport Co., Ltd., and other 43 companies, after determining that they would have a material impact on the consolidated financial statements. In addition, following the acquisition of additional shares in Asahi Transport Co., Ltd., this company has now been included as a consolidated subsidiary. Owing to the liquidation, Kinkai Yusen Logistics Co., Ltd., and other 22 companies have been excluded from consolidation. In addition, owing to the merger with GST Corporation, NYK Logistics (ETA) Inc. has been excluded from consolidation.

(2) Investments in non-consolidated subsidiaries and affiliates are carried at either cost or equity, depending on the extent of influence and materiality. Companies accounted for by the equity method numbered 30 affiliated companies as of March 31, 2005, 30 affiliated companies as of March 31, 2004, and 2 nonconsolidated subsidiaries and 29 affiliated companies as of March 31, 2003.

During the consolidated fiscal year ended March 31, 2005, the Company newly included TIPS Co., Ltd., as a company accounted for by the equity method, after determining that this company would have a material impact on the consolidated financial statements. Owing to the new treatment of Asahi Transport Co., Ltd., as a consolidated subsidiary, this company is no longer accounted for by the equity method.

(3) Any material difference between the cost of an investment in a subsidiary and the amount of underlying equity in net assets of the subsidiary upon inclusion in the consolidation, unless specifically identified and reclassified to the applicable accounts from which the value originates, is treated as an asset or a liability, as the case may be, and amortized over a period of 5 to 20 years on a straight-line basis.

(4) The Company adopts the "full fair value method" so that the full portion of the assets and liabilities of the consolidated subsidiaries is marked to fair value as of the acquisition of control.

B. Accounting Period

The accounting period of the Company begins on April 1 and ends on March 31 of the following year.

As of March 31, 2005, the accounts of 131 and 1 consolidated subsidiaries were closed on December 31 and February 28, respectively. Necessary adjustments on consolidation during the period from each of the closing dates to March 31 are made as to these companies.

C. Valuation of Assets

Securities held to maturity are valued at their amortized cost, determined principally by the straight-line method of amortization. Other securities with market quotes are principally stated at the average of market value for the last month of the fiscal year. (All appraisal differentials are capitalized and costs of sales are generally computed by the moving average method.) Other securities without market quotes are generally stated at cost, with cost being determined by the moving average method. Derivatives are valued at market quotation. Inventories are generally stated at the lower of cost or market quotation, with cost determined by principally the moving average method.

D. Depreciation and Amortization

(1) Tangible assets are depreciated as follows:
Vessels and buildings are depreciated generally by the straight-line method. Other tangible fixed assets are depreciated generally by the declining-balance method based on the Japanese Corporation Tax Law.

(2) Intangible assets are amortized as follows:
Computer software is amortized by the straight-line method based principally on the length of period it can be used internally (five years). Other intangible assets are amortized by the straight-line method based on the Japanese Corporation Tax Law.

E. Capitalization of Interest Expenses

Interest expenses are generally charged to income as they are incurred. However, interest expenses incurred in the construction of certain assets, particularly projects for vessels, are capitalized and included in the costs of assets when a construction period is substantially long and the amount of interest incurred in such a period is significantly large.

F. Allowance for Doubtful Accounts

To prepare for the risk of possible losses arising, owing to the nonpayment of accounts receivable, loans and other claims, the Company and its consolidated subsidiaries set aside a general reserve based on actual default experiences. For specific claims where collection is in doubt, the possibility for recovery is considered individually and the amount considered uncollectible is set aside in the reserve.

G. Provisions

(1) Employees' bonuses accrued is provided for the portion relevant to the current year of the amount estimated for payment of the bonuses in the future.

(2) Reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-docking in the future.

H. Retirement and Severance Benefits

Reserve for Employees' Retirement Benefits:

To provide for employees' retirement benefits, this reserve is set aside based on the estimated actuarial present value of the Company's and its consolidated subsidiaries' retirement benefit obligation and the estimated fair value of pension assets at the end of the fiscal year.

Unrecognized net actuarial differences are mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (8 years).

Reserve for Directors' Retirement Benefits:

To provide for the payment of retirement benefits to directors and corporate auditors, in accordance with internal policies, the Company and consolidated subsidiaries set aside such reserves calculated as the estimated amount which would be payable if all directors and corporate auditors were to retire at the balance sheet date.

I. Freight Revenue and Expense Recognition

Freight revenues and expenses are recognized by two different methods depending on types of cargo transportation.

(1) Transportation by container ships:
Revenues and expenses arising from ocean transportation of containers are recognized proportionately as shipments move.

(2) Transportation by vessels other than container ships:
Revenues and expenses from transportation by vessels other than container ships are recognized upon completion of unloading cargoes at the final destination port.

J. Accounting for Leases

Finance leases other than those which are deemed to

transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases in accordance with accounting principles and practices generally accepted in Japan.

K. Method of Accounting for Material Hedge Transactions

For derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company and its consolidated subsidiaries apply hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company and its consolidated subsidiaries adopt a deferred hedge method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For currency swap contracts and forward foreign exchange contracts that meet the required condition under the accounting standard, the Company and its consolidated subsidiaries translate hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. In addition, the following hedging methods for various risks are utilized: interest rate swaps for the risk of interest rate fluctuations related to borrowings, bonds, etc.; currency swap contracts, forward foreign exchange contracts for the foreign exchange risk associated with monetary assets and liabilities, expected transactions, etc.; and swaps for the risk of price fluctuations in fuel oil, etc. Semi-annually, the Company and its consolidated subsidiaries evaluate the effectiveness of hedging methods, except interest rate swaps and interest rate caps that meet specified conditions under the accounting standard, by analyzing the ratios of the cumulative amount of market fluctuation or cash flow among the hedging financial instruments and the hedged items.

L. Financial Statements of Overseas Subsidiaries

Overseas consolidated subsidiaries employ generally accepted accounting principles prevailing in their respective countries of domicile..

M. Cash and Cash Equivalents

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits that are able to be withdrawn on demand and short-term investments with original maturities of three months or less that are exposed to minor value fluctuation risk.

N. Change in Accounting Policies

(1) Although vessel expenses and long-term charter charges related to vessels other than container ships used to be recognized in the year in which they incurred, from the year ended March 31, 2003, the Company changed its accounting such that in principle they are now recognized upon completion of arrival back at the port of origin.

In order to perform more precise profit calculations for each business, the Company reviewed accounting for revenues, earnings and expenses centering on the tramper/specialized carrier enterprise business, which has expanded in line with a Group reorganization in recent years. In order to better match revenue, earnings and expenses by voyage and route, the Company has changed its completion method of accounting for freight revenue and expense recognition of transportation by vessels other than container ships to include vessel expenses and long-term charter charges in the calculation in addition to the freight revenue, cargo charges and short-term charter. As a result of this change, sales based upon the new method were ¥1,428 million lower, while the cost of sales was ¥8,383 million lower. As a result, operating income, ordinary income and income before income taxes and minority interests each increased by ¥6,955 million. The impacts on segment information are shown in the relevant parts of the notes to the consolidated financial statements.

(2) On August 9, 2002, the Business Accounting Council in Japan issued "Accounting Standard for Impairment of Fixed Assets" and on October 31, 2003, the Accounting Standards Board of Japan issued "Implementation Guidance for Accounting Standard for Impairment of Fixed Assets". These standards require that fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss shall be recognized in the income statement

by reducing the carrying amount of impaired assets or a group of assets to the recoverable amount to be measured as the higher of net selling price or usage value. These standards shall be effective from the fiscal year beginning April 1, 2005. However, an earlier adoption is permitted for the fiscal year ending March 31, 2004. The Company has adopted these standards in the fiscal year ended March 31, 2005. As a result of the adoption of these standards, income before taxes and minority interests decreased ¥20,607 million. The impacts on segment information are shown in the relevant parts of the notes to the consolidated financial statements. Accumulated impairment loss is deducted from net book value of each asset in accordance with consolidated financial statements reporting standard.

(3) In line with the public announcement of Partial Revision to Standards for Accounting for Retirement Benefits (Corporate Accounting Standards Guideline No. 3, March 16, 2005) and Guidelines for Applying Partial Revision to Standards for Accounting for Retirement Benefits (Guideline No. 7 for Applying Corporate Accounting Standards, March 16, 2005), the Company elected to and did apply these standards to its consolidated financial statements for the year ended March 31, 2005. As a result, operating income, income before extraordinary items and income before income taxes and minority interests increased ¥582 million. The impacts on segment information are shown in the relevant parts of the notes to the consolidated financial statements.

(4) Until the year ended March 31, 2004, the Company has recorded certain costs related to foreign vessel officers, etc., as an other expense. From the year ended March 31, 2005, however, the Company has begun accounting for this as a cost of sales, in the "costs and expenses" category. In recent years, the composition of crews has changed, with the inclusion of foreign crew members becoming more prevalent. In addition, the dispatch to land-based operations of ocean support personnel has increased. For these reasons, the Company has begun accounting for these crew-related expenses in the same manner as a cost of sales, whereas in the past they were recorded as an other expense. Compared with the previous method, the new method of accounting for these costs caused a ¥1,898 million increase in costs and expenses and a corresponding ¥1,898 million decrease in operating income. This change does not affect income before extraordinary items or income before income taxes and minority interests. The effects on individual business segments are noted in those segments.

4. Impairment Losses:

The assessment of whether there is an impairment of fixed assets is made for each group of assets, which is determined as individual asset for rental real estate and idle assets and based on the grouping for managerial accounting and investment decision-making purposes for other operating assets.

For asset groups whose operating profitability has worsened substantially owing to such factors as ongoing decline in real estate value and rental market and the poor performance of assets, the Company has determined that the likelihood of recouping the book value of these assets is unlikely. The Company has therefore marked the assets down to the net recoverable value and posted the impairment loss of ¥20,607 million, which is comprised of the following.

			Millions of yen
Location	Use	Category	Impairment loss
Bahamas, other	Cruise	Cruise, other	¥ 7,947
Yokohama, Kanagawa	Underutilized	Land and structures	5,785
Kobe, Hyogo	Logistics warehouse	Land and structures	2,148
Ota-ku, Tokyo	Logistics warehouse	Structure, other	1,770
Others	Primarily rental property and underutilized real estate	Land and structures, other	2,957
Total			¥20,607

BREAKDOWN OF IMPAIRMENT LOSSES

Bahamas, other	¥7,947 million	(Of which, ¥5,992 million for ships, ¥1,955 million for others)
Yokohama, Kanagawa	¥5,785 million	(Of which, ¥5,471 million for land, ¥314 million for structures, ¥0 million for others)
Kobe, Hyogo	¥2,148 million	(Of which, ¥815 million for land, ¥1,333 million for others)
Ota-ku, Tokyo	¥1,770 million	(Of which, ¥1,185 million for structures, ¥585 million for others)
Others	¥2,957 million	(Of which, ¥103 million for ships, ¥2,308 million for land, ¥370 million for structures, ¥176 million for others)

The net recoverable value is determined as the higher of the net sales value and the usage value. The net sales value is based on appraisal provided by professional real estate assessors, and the usage value is calculated as future cash flow discounted mostly by 4.00%.

5. Marketable Securities and Investments in Securities:

(1) Marketable securities and investments in securities held to maturity with market value as of March 31, 2005 and 2004 are summarized as follows:

	Millions of yen						Thousands of U.S. dollars		
	2005			2004			2005		
	Book value	Market value	Unrealized gain (loss)	Book value	Market value	Unrealized gain (loss)	Book value	Market value	Unrealized gain (loss)
Securities for which the market value exceeds the book value:									
Government bonds, etc.	¥480	¥493	¥ 13	¥ 594	¥ 617	¥23	$4,464	$4,588	$124
Corporate bonds	400	412	12	620	627	7	3,724	3,836	112
Others	71	71	0	—	—	—	666	669	3
Sub total	951	976	25	1,214	1,244	30	8,854	9,093	239
Securities for which the market value is equal to or less than the book value:									
Government bonds, etc.	10	10	(0)	—	—	—	93	93	(0)
Corporate bonds	—	—	—	—	—	—	—	—	—
Others	—	—	—	81	81	—	—	—	—
Sub total	10	10	(0)	81	81	—	93	93	(0)
Total	¥961	¥986	¥ 25	¥1,295	¥1,325	¥30	$8,947	$9,186	$239

(2) Marketable securities and investments in securities classified as other securities with market value as of March 31, 2005 and 2004 are summarized as follows:

	Millions of yen						Thousands of U.S. dollars		
	2005			2004			2005		
	Acquisition Costs	Book value	Difference	Acquisition Costs	Book value	Difference	Acquisition Costs	Book value	Difference
Securities for which the book value exceeds the acquisition costs:									
Corporate shares	¥114,545	¥202,673	¥88,128	¥122,580	¥193,719	¥71,139	$1,066,624	$1,887,263	$820,639
Government bonds, etc.	—	—	—	—	—	—	—	—	—
Corporate bonds	559	560	1	890	920	30	5,209	5,212	3
Others	1	2	1	22	28	6	6	23	17
Sub total	115,105	203,235	88,130	123,492	194,667	71,175	1,071,839	1,892,498	820,659
Securities for which the book value is equal to or less than the acquisition costs:									
Corporate shares	7,970	7,547	(423)	5,641	4,644	(997)	74,217	70,273	(3,944)
Government bonds, etc.	59	59	—	—	—	—	545	545	—
Corporate bonds	—	—	—	249	249	—	—	—	—
Others	76	74	(2)	21	20	(1)	713	691	(22)
Sub total	8,105	7,680	(425)	5,911	4,913	(998)	75,475	71,509	(3,966)
Total	¥123,210	¥210,915	¥87,705	¥129,403	¥199,580	¥70,177	$1,147,314	$1,964,007	$816,693

6. Inventories:

Inventories as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Products and goods	¥ 3,125	¥ 4,134	$ 29,100
Real estate for sale	1	272	11
Fuel and supplies	17,278	14,005	160,887
Others	2,307	1,439	21,488
Total	¥22,711	¥19,850	$211,486

7. Accumulated Depreciation:

As of March 31, 2005 and 2004, accumulated depreciation amounted to ¥649,269 million ($6,045,902 thousand), and ¥621,362 million, respectively.

8. Deferred Capital Gains:

In accordance with corporation tax regulations and the opinion of the Japanese Institute of Certified Public Accountants, deferred capital gains of ¥4,230 million ($39,385 thousand), and ¥4,041 million, mainly from insurance claims, were deducted from the cost of properties acquired in replacement as of March 31, 2005 and 2004, respectively.

9. Long-Term Debt:

Long-term debt as of March 31, 2005 and 2004, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Loans from banks and other financial institutions, with a weighted-average interest rate of 2.19 and 2.11 percent at March 31, 2005 and 2004, due from 2005 to 2040	¥446,173	¥ 471,412	$4,154,696
2.35 percent notes, due on January 7, 2005	—	10,000	—
1.70 percent notes, due on June 9, 2003	—	—	—
1.925 percent notes, due on June 9, 2004	—	10,000	—
2.1 percent notes, due on June 9, 2005	20,000	20,000	186,237
0.47 percent notes, due on October 18, 2007	20,000	20,000	186,237
0.81 percent notes, due on October 16, 2009	20,000	20,000	186,237
0.52 percent notes, due on February 20, 2009	15,000	15,000	139,678
1.01 percent notes, due on February 21, 2013	15,000	15,000	139,678
1.58 percent notes, due on June 9, 2014	20,000	—	186,237
2.36 percent notes, due on June 7, 2024	10,000	—	93,119
1.87 percent mortgage bonds, due on March 10, 2005	—	200	—
Floating/fixed rate euro medium-term notes, due from 2005 to 2008	11,808	11,798	109,955
Subtotal	577,981	593,410	5,382,074
Less portion due within one year	(113,785)	(102,177)	(1,059,548)
Total	¥ 464,196	¥ 491,233	$ 4,322,526

As of March 31, 2005, the following assets were pledged as collateral for certain short-term loans, long-term debt and others:

	Net book value	
	Millions of yen	Thousands of U.S. dollars
Vessels	¥108,613	$1,011,386
Buildings and structures	10,445	97,261
Land	10,412	96,953
Investments in securities	11,942	111,203
Others	17,444	162,439
Total	¥158,856	$1,479,242

The aggregate annual maturities of long-term loans from banks and other financial institutions, bonds and notes as of March 31, 2005, were as follows:

Years ending March 31,	Millions of yen	Thousands of U.S. dollars
2007	¥ 75,570	$ 703,696
2008	75,849	706,291
2009	62,605	582,969
2010	63,752	593,646
2011 and after	186,420	1,735,924
Total	¥ 464,196	$4,322,526

10. Income Taxes:

(1) Significant components of deferred tax assets and liabilities as of March 31, 2005 and 2004, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Deferred tax assets:			
Employees' bonuses accrued	¥ 2,838	¥ 2,529	$ 26,423
Reserve for employees' retirement benefits	10,769	10,733	100,276
Write-down of inventories	—	1,357	—
Loss on revaluation of securities	2,559	2,279	23,827
Loss on revaluation of fixed assets	3,136	3,413	29,198
Loss on impairment of fixed assets	7,808	—	72,709
Depreciation	—	247	—
Tax losses carried forward	8,946	8,086	83,304
Unrealized gains on sale of fixed assets	3,099	3,407	28,860
Reserve for extraordinary repair	915	1,869	8,518
Accrued expenses	2,242	2,078	20,873
Others	7,121	5,360	66,323
Subtotal of deferred tax assets	49,433	41,358	460,311
Valuation allowance	(13,144)	(7,110)	(122,397)
Total deferred tax assets	36,289	34,248	337,914
Deferred tax liabilities:			
Gain on securities contribution to employee retirement benefit trust	(3,754)	(3,754)	(34,960)
Net unrealized holding gain on other securities	(32,332)	(25,747)	(301,067)
Depreciation	(5,910)	(3,946)	(55,036)
Special tax purpose reserve	(6,396)	(7,332)	(59,556)
Unrealized loss from sale of fixed assets	(401)	(533)	(3,737)
Others	(7,193)	(6,598)	(66,971)
Total deferred tax liabilities	(55,986)	(47,910)	(521,327)
Net deferred tax assets (liabilities)	¥(19,697)	¥(13,662)	$(183,413)

(2) Reconciliation of the statutory tax rate to the effective income tax rate for the years ended March 31, 2005 and 2004, are as follows:

	2005	2004
Statutory tax rate	37.5%	37.5%
Increase (decrease) in taxes resulting from:		
Amortization of excess of investment cost over underlying net assets of consolidated subsidiaries	0.2	0.5
Equity in net earnings of investee	(0.8)	(1.0)
Permanently non-deductible expenses for tax purposes, such as entertainment expenses	1.2	4.3
Permanently non-taxable income, such as dividend income	(0.6)	(0.5)
Impairment loss	1.3	—
Other	2.0	(1.3)
Effective income tax rate	40.8%	39.5%

11. Retained Earnings:

The Japanese Commercial Code provides that unappropriated retained earnings equivalent to at least 10% of cash dividends and directors' bonuses paid by a company be appropriated as a legal reserve until the sum of additional paid-in capital and such reserve equals 25% of its capital stock. This legal reserve may be used to reduce a deficit upon approval of a general shareholders' meeting, or transferred to capital stock upon approval of the Board of Directors. To the extent that the sum of additional paid-in capital and the legal reserve exceeds 25% of its capital stock, a company can release the excess portion within the shareholders' equity upon approval of a general shareholders' meeting. The released excess portion will be available for payment of dividends. In presentation, the amount of the legal reserve is included in retained earnings in the accompanying consolidated financial statements.

In Japan, dividends proposed by the Board of Directors out of earnings accumulated as of the end of a fiscal year are approved at the general shareholders' meeting in the following fiscal year. In the accompanying consolidated financial statements, dividends are shown as a reduction of retained earnings in the year approved and paid.

12. Commitments and Contingent Liabilities:

Commitments made by the Company and its consolidated subsidiaries amounted to ¥371,084 million ($3,455,482 thousand) for the construction of vessels and to ¥418 million ($3,894 thousand) for the purchase of equipment as of March 31, 2005.

Contingent liabilities for notes receivable discounted and endorsed, loans guaranteed and joint debt of indebtedness as of March 31, 2005, were as follows:

	Millions of yen	Thousands of U.S. dollars
Notes receivable discounted and endorsed	¥ 66	$ 615
Guarantees of loans	83,626	778,713
Joint debt of indebtedness	47,003	437,686
Total	¥130,695	$1,217,014

13. Statements of Cash Flows:

A reconciliation of cash and cash equivalents in the consolidated statements of cash flows and account balances of the consolidated balance sheets as of March 31, 2005, 2004 and 2003, are shown below.

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Cash and time deposits	¥66,740	¥65,373	¥80,789	$621,472
Time deposits with maturity of over three months	(1,712)	(1,741)	(985)	(15,944)
Cash and cash equivalents	¥65,028	¥63,632	¥79,804	$605,528

14. Accounting for Leases:

Finance leases, except those for which the ownership of leased assets are deemed to be transferred to lessees, are accounted for by the method similar to that applicable to ordinary operating leases. Finance leases of several overseas consolidated subsidiaries are accounted for as capital leases and recognized as sales/purchases of assets on installment payments.

(1) Finance leases accounted for as operating leases

As lessees

a. Acquisition cost, accumulated depreciation and net balance at end of the year of leased assets as of March 31, 2005 and 2004, which included the portion of interest thereon, would have been shown in the balance sheets as follows, if the leased assets had been capitalized.

	Millions of yen						Thousands of U.S. dollars		
	2005			2004			2005		
	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Acquisition cost	Accumulated depreciation	Net balance at end of the year
Vessels	¥ 5,912	¥ 1,843	¥ 4,069	¥14,431	¥ 6,439	¥ 7,992	$ 55,054	$ 17,165	$ 37,889
Equipment and fixtures	50,276	15,122	35,154	35,300	12,591	22,709	468,167	140,814	327,353
Other tangible fixed assets	2,240	1,291	949	2,544	1,158	1,386	20,853	12,016	8,837
Total	¥58,428	¥18,256	¥40,172	¥52,275	¥20,188	¥32,087	$544,074	$169,995	$374,079

b. Future lease rental payments as of March 31, 2005, which included the portion of interest thereon, are as follows:

	Millions of yen	Thousands of U.S. dollars
Within one year	¥ 6,051	$ 56,345
More than one year	33,506	312,003
Total	¥39,557	$368,348

c. Lease rental expenses, depreciation and interest expenses for the year ended March 31, 2005, 2004 and 2003, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Lease rental expenses for the year	¥6,995	¥6,588	¥6,931	$65,138
Depreciation	6,262	5,603	5,611	58,307
Interest expenses	864	668	1,124	8,046

As lessors

a. Acquisition cost, accumulated depreciation and net balance at end of the year of leased assets as of March 31, 2005 and 2004, are as follows:

	Millions of yen						Thousands of U.S. dollars		
	2005			2004			2005		
	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Acquisition cost	Accumulated depreciation	Net balance at end of the year	Acquisition cost	Accumulated depreciation	Net balance at end of the year
Equipment and fixtures	¥258	¥242	¥16	¥264	¥242	¥22	$2,400	$2,251	$149
Other tangible fixed assets	66	33	33	80	40	40	618	311	308
Total	¥324	¥275	¥49	¥344	¥282	¥62	$3,018	$2,562	$457

b. Future lease rental income as of March 31, 2005, which included the portion of interest thereon, is as follows:

	Millions of yen	Thousands of U.S. dollars
Within one year	¥ 48	$ 444
More than one year	132	1,229
Total	¥180	$1,673

c. Current lease rental income and depreciation for the year ended March 31, 2005, 2004 and 2003, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Lease rental income for the year	¥50	¥55	¥52	$469
Depreciation	11	13	15	105

(2) Operating leases

As lessees

Future lease rental payments as of March 31, 2005, are as follows:

	Millions of yen	Thousands of U.S. dollars
Within one year	¥ 40,096	$ 373,366
More than one year	230,879	2,149,913
Total	¥270,975	$2,523,279

As lessors

Future lease rental income as of March 31, 2005, are as follows:

	Millions of yen	Thousands of U.S. dollars
Within one year	¥ 390	$ 3,633
More than one year	1,147	10,682
Total	¥1,537	$14,315

15. Derivative Transactions:

(1) Contents of, policies for, and objectives in the use of derivatives

The Company and its consolidated subsidiaries employ various financing methods to obtain funds necessary for the conduct of their operations. In addition, a substantial portion of total assets and liabilities is denominated in foreign currencies. Accordingly, derivative financial instruments are used to hedge and manage the inevitable risks of fluctuations in interest rates and foreign currency rates. Specifically, to avert interest rate risk associated with borrowings, bonds and other financial instruments, the Company and its consolidated subsidiaries utilize interest rate swap contracts, interest rate cap contracts and other techniques. To avert foreign exchange risk associated with foreign currency assets and liabilities, the Company and its consolidated subsidiaries make use of forward foreign currency contracts, currency swap contracts and other techniques. Similarly, to deal with the risk of price fluctuations in fuel, the Company and its consolidated subsidiaries utilize fuel swap contracts and other techniques. However, the Company and its consolidated subsidiaries do not engage in trading or in speculative use of derivative financial instruments.

Regarding hedge accounting for derivative financial instruments, the following methods and policies are applied.

a. Hedge accounting method

The Company and its consolidated subsidiaries mainly adopt a deferred hedge method that requires the Company to mark the derivative financial instruments effective as hedges to market, and to defer the valuation loss/gain. For forward foreign exchange contracts and currency swap contracts that meet the required conditions under the accounting standard, the Company and its consolidated subsidiaries translate hedged foreign currency assets and liabilities at the rate of these contracts. In addition, for interest rate swap contracts and interest rate cap contracts that meet specified conditions under the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities.

b. Principal hedging techniques and items hedged

Principal hedging techniques	Principal items hedged
Currency swap contracts	Foreign currency borrowings and bonds
Interest rate swap contracts	Borrowings, bonds and loans
Fuel swap contracts	Purchase price of fuel
Forward foreign exchange contracts	Forecasted foreign currency transactions

c. Hedging policy

Based on internal rules and regulations, including the Company's Rules for Risk Management Employing Financial Instruments, the Company and its consolidated subsidiaries enter into hedging transactions to offset the risk of market rate fluctuations, etc., for items to be hedged.

d. Method for evaluating effectiveness of hedging

The Company and its consolidated subsidiaries analyze the ratios of the cumulative amount of market fluctuation or cash flow of the hedging financial instruments and the hedged items.

For interest rate swaps and interest rate caps that meet specified conditions under the accounting standard, the Company and its consolidated subsidiaries omit evaluating effectiveness of hedging methods.

(2) Risks inherent in derivative transactions

Derivative transactions have an inherent market risk, which is derived from future changes in market prices (currency rates, interest rates and prices), and a credit risk, which is derived from the counterparty or counterparties to the derivative transaction becoming unable to perform their contractual obligations. The derivative financial instruments utilized by the Company and its consolidated subsidiaries are only those which offset the fluctuation of fair value of underlying financial assets and liabilities, thereby the Company and its subsidiaries are not exposed to material market risk. The counterparties in the derivatives transactions are financial institutions with high credit ratings, implying that credit risk is immaterial.

(3) Risk management for derivatives

The derivative transactions of the Company and its consolidated subsidiaries follow the internal approval process specified in *the Company's Rules for Risk Management Employing Financial Instruments* and other rules as well as regulations and are subject to internal control operated principally by the divisions in charge of accounting. In addition, to prevent improper transactions, the back-office function for these transactions is performed by a different personnel of the Company and its consolidated subsidiaries other than those staff directly involved in the dealings. The contract (notional) amounts and other information related to derivative financial instruments are reported to a director in charge periodically, and, as necessary, to the Board of Directors.

(4) Supplementary information regarding Items related to market price of transactions (As of March 31, 2005 and 2004)

The contract (notional) amounts of interest rate swap contracts and currency swap contracts in the following table are the basis for calculating exchange amounts of interest and are not the actual exchange amounts. For this reason, these amounts are not indicators of actual market risk and credit risk exposure of the Company and its consolidated subsidiaries.

	Millions of yen				Thousands of U.S. dollars	
	2005		2004		2005	
	Contracts outstanding	Unrealized gain (loss)	Contracts outstanding	Unrealized gain (loss)	Contracts outstanding	Unrealized gain (loss)
1. Interest rate-related						
Interest rate swaps:						
Receive fixed, pay floating	¥14,998	¥ 863	¥19,204	¥ 1,539	$139,658	$ 8,038
Receive floating, pay fixed	10,763	(838)	15,784	(1,552)	100,224	(7,807)
2. Currency-related						
Forward foreign currency exchange contracts:						
Sell Euro, buy Japanese yen	1,230	(4)	172	(7)	11,449	(37)
Buy H.K. dollar, sell Japanese yen	350	(1)	361	(16)	3,256	(5)
Buy Euro, sell Japanese yen	142	1	163	(7)	1,318	7
Buy Thai Baht, sell Japanese yen	124	(3)	161	(8)	1,151	(29)
Buy U.S. dollar, sell Japanese yen	175	2	133	(3)	1,626	14
Sell U.S. dollar, buy Japanese yen	2,580	146	—	—	24,026	1,355
Others	449	(9)	315	(13)	4,180	(84)
Currency swaps:						
Receive Japanese yen, pay U.S. dollar	120	14	150	21	1,119	134
Receive U.S. dollar, pay Japanese yen	5,100	(43)	—	—	47,490	(402)

Notes: 1. The exchange rate prevailing at the end of the fiscal year for translation of forward foreign exchange transactions is the forward foreign exchange rate.

2. The values of currency swap and interest rate swap transactions are valued at the market rates reported by the financial institutions handling these transactions for the Company, as of the end of the consolidated fiscal year.

3. Items for which hedge accounting is applied are excluded from the above table disclosure.

16. Accounting for Employees' Retirement Benefits:

(1) Outline of employees' retirement benefit plans

The Company and its domestic consolidated subsidiaries have the following defined benefit plans: the Tax Qualified Pension Plan, the Japanese government's Employees' Pension Fund, and a lump sum payment system. In addition, in certain cases the Company and its consolidated subsidiaries may provide supplementary retirement payments (that are not considered part of actuarially computed employees' retirement benefits under accounting standards for retirement benefits) when employees retire or otherwise leave the Company or its consolidated subsidiaries.

In addition, certain overseas consolidated subsidiaries have established defined contribution plans or defined benefit plans, and the Company has set up an employee retirement benefit trust.

(2) Amounts related to projected benefit obligations (As of March 31, 2005 and 2004)

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Projected benefit obligations	¥(89,159)	¥(87,751)	$(830,239)
Pension assets (Note)	79,197	73,690	737,469
Unfunded obligations	(9,962)	(14,061)	(92,770)
Unrecognized pension assets	—	(4,654)	—
Unrecognized actuarial accounting differences	(2,192)	5,675	(20,410)
Net obligations on the consolidated balance sheets	(12,154)	(13,040)	(113,180)
Prepaid pension costs	7,020	6,186	65,364
Reserve for employees 'retirement benefits	¥(19,174)	¥(19,226)	$(178,544)

Note: Pension assets related to jointly established Employees' Pension Fund of ¥3,343 million ($31,132 thousand) and ¥3,717 million as of March 31, 2005 and 2004, respectively, are not included in pension assets above.

(3) Amounts related to retirement benefit costs (As of March 31, 2005 and 2004)

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Service costs	¥4,232	¥4,751	$39,405
Interest costs	1,290	1,336	12,018
Expected return on plan assets	(770)	(550)	(7,172)
Amortization of actuarial differences	547	2,411	5,094
Amortization of unrecognized prior service cost	128	—	1,191
Retirement benefit costs	¥5,427	¥7,948	$50,536

Note: In addition to the costs shown above, certain consolidated subsidiaries had ¥906 million ($8,432 thousand) and ¥373 million for the fiscal years ended March 31, 2005 and 2004, respectively, in defined contribution retirement benefit costs. Besides the retirement benefit costs shown above, certain domestic consolidated subsidiaries treated the amount of defined contributions paid to their Employees' Pension Fund as retirement benefit costs.

(4) Assumptions in calculation of the above information were as follows as of March 31, 2005 and 2004:

	2005	2004
Method of attributing the projected benefits to periods of service	straight-line basis	straight-line basis
Discount rate	mainly 2.0%	mainly 2.0%
Expected rate of return on plan assets	mainly 2.0%–3.0%	mainly 2.0%–3.0%
Amortization period of unrecognized prior service cost	mainly 8 years	mainly 8 years
Amortization period of unrecognized actuarial differences	mainly 8 years	mainly 8 years

17. Financial Information by Industry Segment:

The Company and its consolidated subsidiaries operate in seven businesses: Shipping, Logistics, Cruise, Terminal and Harbor Transport, Shipping-Related Services, Real Estate and Others.

The following tabulation presents certain segment information for the years ended March 31, 2005, 2004 and 2003.

For the year ended March 31, 2005:

	Millions of yen									
	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-Related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:										
(1) Revenues from customers	¥1,020,758	¥356,308	¥33,402	¥ 82,043	¥40,777	¥10,041	¥ 62,769	¥1,606,098	¥ —	¥1,606,098
(2) Inter-segment revenues	1,936	890	30	26,967	3,967	2,915	39,260	75,965	(75,965)	—
Total revenues	1,022,694	357,198	33,432	109,010	44,744	12,956	102,029	1,682,063	(75,965)	1,606,098
Operating costs and expenses	872,791	348,831	37,060	104,863	44,632	10,114	102,381	1,520,672	(75,949)	1,444,723
Operating income	¥ 149,903	¥ 8,367	¥ (3,628)	¥ 4,147	¥ 112	¥ 2,842	¥ (352)	¥ 161,391	¥ (16)	¥ 161,375
Income before extraordinary items	¥ 146,140	¥ 8,135	¥ (4,784)	¥ 398	¥ 564	¥ 3,305	¥ 1,061	¥ 154,819	¥ (16)	¥ 154,803
Assets	¥ 873,898	¥176,218	¥36,518	¥ 84,425	¥46,009	¥51,488	¥186,259	¥1,454,815	¥ 21,412	¥1,476,227
Depreciation and amortization	52,372	4,938	2,859	3,104	1,389	1,092	1,060	66,814	—	66,814
Impairment loss of fixed assets	38	5,140	7,947	427	294	6,612	149	20,607	—	20,607
Capital expenditures	168,461	14,766	1,256	3,948	2,469	987	1,682	193,569	—	193,569

	Thousands of U.S. dollars									
	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-Related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:										
(1) Revenues from customers	$9,505,153	$3,317,883	$311,038	$ 763,975	$379,706	$ 93,497	$ 584,501	$14,955,753	$ —	$14,955,753
(2) Inter-segment revenues	18,027	8,288	276	251,107	36,944	27,146	365,582	707,370	(707,370)	—
Total revenues	9,523,180	3,326,171	311,314	1,015,082	416,650	120,643	950,083	15,663,123	(707,370)	14,955,753
Operating costs and expenses	8,127,310	3,248,260	345,094	976,471	415,602	94,177	953,356	14,160,270	(707,218)	13,453,052
Operating income	$1,395,870	$ 77,911	$ (33,780)	$ 38,611	$ 1,048	$ 26,466	$ (3,273)	$ 1,502,853	$ (152)	$ 1,502,701
Income before extraordinary items	$1,360,830	$ 75,752	$ (44,545)	$ 3,708	$ 5,252	$ 30,779	$ 9,882	$ 1,441,658	$ (152)	$ 1,441,506
Assets	$8,137,609	$1,640,913	$340,046	$ 786,151	$428,428	$479,450	$1,734,420	$13,547,017	$ 199,389	$13,746,406
Depreciation and amortization	487,678	45,984	26,625	28,903	12,931	10,170	9,876	622,167	—	622,167
Impairment loss of fixed assets	351	47,865	74,000	3,974	2,733	61,572	1,390	191,885	—	191,885
Capital expenditures	1,568,688	137,497	11,695	36,758	22,991	9,195	15,666	1,802,490	—	1,802,490

(1) In line with the promulgation of the Partial Revision to Standards for Accounting for Retirement Benefits (Corporate Accounting Standards Guideline No. 3, March 16, 2005) and Guidelines for Applying Partial Revision to Standards for Accounting for Retirement Benefits (Guideline No. 7 for Applying Corporate Accounting Standards, March 16, 2005), the Company elected to and did apply these standards in its consolidated fiscal accounts for the year ended March 31, 2005. As a result, both operating income and ordinary income increased by the following amounts: in the shipping segment, ¥530 million; in logistics, ¥17 million; in cruise, ¥4 million; in terminal and harbor transport, ¥8 million; in shipping-related services, ¥11 million; in real estate, ¥1 million; and in others, ¥10 million.

(2) Until the year ended March 31, 2004, the Company has recorded certain costs related to foreign vessels officers, etc., as an other expense. From the year ended March 31, 2005, however, the Company has begun accounting for this as a cost of sales, in the "costs and expenses" category. Adopting this method of accounting for such costs caused a ¥1,898 million increase in operating costs in the shipping segment, compared with the previous method of accounting, and consequently a ¥1,898 million decrease in operating income. Income before extraordinary items was not affected.

For the year ended March 31, 2004:

	Millions of yen									
	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-Related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:										
(1) Revenues from customers	¥877,501	¥293,961	¥29,869	¥ 81,447	¥38,187	¥10,184	¥ 67,171	¥1,398,320	¥ —	¥1,398,320
(2) Inter-segment revenues	2,364	1,016	—	20,910	4,298	2,429	35,626	66,643	(66,643)	—
Total revenues	879,865	294,977	29,869	102,357	42,485	12,613	102,797	1,464,963	(66,643)	1,398,320
Operating costs and expenses	788,543	291,411	35,316	101,752	42,470	9,559	104,035	1,373,086	(66,699)	1,306,387
Operating income	¥ 91,322	¥ 3,566	¥ (5,447)	¥ 605	¥ 15	¥ 3,054	¥ (1,238)	¥ 91,877	¥ 56	¥ 91,933
Income before extraordinary items	¥ 76,875	¥ 3,165	¥ (6,605)	¥ (2,048)	¥ 284	¥ 3,367	¥ (395)	¥ 74,643	¥ 20	¥ 74,663
Assets	¥772,796	¥156,737	¥47,931	¥ 89,006	¥43,718	¥50,884	¥151,881	¥1,312,953	¥63,711	¥1,376,664
Depreciation and amortization	50,909	4,630	3,710	2,855	1,417	1,151	1,017	65,689	—	65,689
Capital expenditures	94,831	11,653	29,729	4,275	640	1,488	737	143,353	—	143,353

For the year ended March 31, 2003:

	Millions of yen									
	Shipping	Logistics	Cruise	Terminal and Harbor Transport	Shipping-Related Services	Real Estate	Others	Total	Elimination and Unallocation	Consolidated Total
Revenues:										
(1) Revenues from customers	¥788,084	¥260,353	¥30,543	¥50,791	¥39,627	¥11,103	¥ 68,741	¥1,249,242	¥ —	¥1,249,242
(2) Inter-segment revenues	1,637	926	—	15,236	2,778	2,711	31,219	54,507	(54,507)	—
Total revenues	789,721	261,279	30,543	66,027	42,405	13,814	99,960	1,303,749	(54,507)	1,249,242
Operating costs and expenses	728,901	255,167	31,121	64,959	42,115	10,380	102,012	1,234,655	(54,536)	1,180,119
Operating income	¥ 60,820	¥ 6,112	¥ (578)	¥ 1,068	¥ 290	¥ 3,434	¥ (2,052)	¥ 69,094	¥ 29	¥ 69,123
Income before extraordinary items	¥ 42,855	¥ 6,186	¥ (1,962)	¥ 878	¥ 599	¥ 3,552	¥ 1,292	¥ 53,400	¥(3,056)	¥ 50,344
Assets	¥740,122	¥148,395	¥63,879	¥83,946	¥43,762	¥51,710	¥131,446	¥1,263,260	¥23,910	¥1,287,170
Depreciation and amortization	52,451	4,176	3,826	1,936	1,446	1,122	1,154	66,111	—	66,111
Capital expenditures	66,347	10,314	5,121	3,492	1,613	1,546	690	89,123	—	89,123

(1) From fiscal 2002, the Company segregated the Terminal and Harbor Transport segment from the Shipping-Related Services segment. In addition, management has now included the Oil Wholesaling business in the Others segment and shifted the Air Freight business from the Logistics segment to the Others segment. These recategorizations were made to better disclose the segment information by business in line with the recent changes in the operation and scale of the company and its consolidated subsidiaries. In the Terminal and Harbor Transport segment, the effect of these changes was to boost revenues by ¥66,027 million, operating income by ¥1,068 million, income before extraordinary items by ¥878 million, total assets by ¥83,946 million, depreciation and amortization by ¥1,936 million, and capital expenditures by ¥3,492 million. These line items declined by the same amounts in the Shipping-Related Services segment. In the Logistics segment, income before extraordinary items and assets dropped ¥60 million and ¥4,704 million, respectively. For Oil Wholesaling, the decreases were ¥75,926 in revenues, ¥301 million in operating income, ¥277 million in income before extraordinary items, ¥12,042 million in assets, ¥17 million in depreciation and amortization, and ¥3 million in capital expenditures.

In the Others segment, these line items expanded by the same amounts as the Oil Wholesaling dropped, except with income before extraordinary items, which increased by ¥337 million, and assets, which were up ¥16,746 million.

(2) Although vessel expenses and long-term charter charges related to vessels other than container ships used to be recognized in the year in which they incurred, from the year ended March 31, 2003, the Company changed its accounting such that in principle they are now recognized upon completion of arrival back at the port of origin. As a result of this change, sales based upon the new method were ¥1,428 million ($11,882 thousand) lower, while the cost of sales was ¥8,383 million ($69,748 thousand) lower. As a result, operating income, ordinary income and income before income taxes and minority interests each increased by ¥6,955 million ($57,866 thousand).

18. Subsequent Event:

On June 29, 2005, the shareholders approved the following appropriations of retained earnings of the Company:

	Millions of yen	Thousands of U.S. dollars
Retained earnings at March 31, 2005	¥ 65,293	$ 607,996
Transfer from reserve for specific tax purposes	1,926	17,939
Cash dividends	(12,820)	(119,376)
Directors bonuses	(100)	(931)
Transfer to reserve for specific tax purposes	(25,700)	(239,318)
Retained earnings to be carried forward	¥ 28,599	$ 266,310

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

Report of Independent Auditors

To the Board of Directors of Nippon Yusen Kabushiki Kaisha

We have audited the accompanying consolidated balance sheets of NIPPON YUSEN KABUSHIKI KAISHA and its consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of NIPPON YUSEN KABUSHIKI KAISHA and its consolidated subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in Japan.

As described in Note 3.N.(1), effective from the year ended March 31, 2003, NIPPON YUSEN KABUSHIKI KAISHA and its consolidated subsidiaries changed their accounting of vessel expenses and long-term charter charges related to vessels other than containerships to be charged to income in principle upon completion of arrival back at the port of origin rather than when incurred.

As described in Note 3.N.(2), effective from the year ended March 31, 2005, NIPPON YUSEN KABUSHIKI KAISHA and its consolidated subsidiaries applied to its consolidated financial accounts the Accounting Standards Related to Impairment Loss on Fixed Assets.

As described in Note 3.N.(3), effective from the year ended March 31, 2005, NIPPON YUSEN KABUSHIKI KAISHA and its consolidated subsidiaries applied to its consolidated financial accounts the Partial Revision to Standards for Accounting for Retirement Benefits.

As described in Note 3.N.(4), effective from the year ended March 31, 2005, NIPPON YUSEN KABUSHIKI KAISHA and its consolidated subsidiaries reclassified crew-related expenses from other expense to cost of sales.

As described in Note 17, effective from the year ended March 31, 2003, NIPPON YUSEN KABUSHIKI KAISHA and its consolidated subsidiaries segregated the Terminal and Harbor Transport segment from the Shipping-Related Service segment, included the Oil Wholesaling business in the Others segment and shifted the Air Freight business from the Logistics segment to the Others segment.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of readers, have been translated on the basis set forth in Note 2 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan
June 28, 2005

A wide variety of economic, political and social factors in countries throughout the world have the potential to impact negatively the NYK Group's mainstay shipping and integrated logistics operations, as well as its cruise and other businesses. Indicated below are some of the risks that could affect the Group's operating performance, share price and financial conditions. The items described in the text below represent the Group's judgment of potential future events, as of the end of the consolidated fiscal year under review.

(1) A major shipping accident

The NYK Group operates and controls ships throughout the world. We recognize the safe operation of vessels and preservation of the environment as our top operational imperatives. To ensure operational safety, we have implemented our own safety management system, NAV9000, to pursue environmental management certification. We have established the Environmental Safety Measures Promotion Council, which is chaired by the president of NYK, to periodically review safety measures for shipping and other operations. This structure is designed to guarantee steady improvements in the Group's safety levels and to ensure appropriate responses in the event of an emergency. Nevertheless, a major unforeseen accident, such as an oil spill or some other type of environmental contamination, could impact the operating performance and financial condition of the NYK Group.

(2) Changes in the overall shipping and freight markets

The NYK Group endeavors to create stable operating revenue that is not affected by overall changes in the shipping market. However, changes in the balance of shipping supply and demand, such as a falloff in international freight demand or increasingly severe competition, could cause a substantial decline in shipping revenues or ship rental income. Such a situation could impact the operating performance and financial condition of the NYK Group.

(3) Fluctuations in currency exchange rates

Many of the NYK Group's operations are denominated in foreign currencies, creating the possibility of losses resulting from exchange rate fluctuations. To reduce this risk, where possible we denominate costs in U.S. dollars and use hedging transactions, such as foreign exchange contracts and currency swaps. When preparing consolidated financial statements, the NYK Group converts the financial statements of its overseas consolidated subsidiaries into yen. As a result, fluctuations in currency exchange rates could affect the operating performance and financial condition of the NYK Group.

(4) Changes in fuel prices

The NYK Group regularly purchases bunker oil for use as fuel for vessels operating throughout the world. Bunker oil prices fluctuate according to changes in the global crude oil supply and demand situation, and other changes involving crude oil producing countries. We minimize the effect of such events by maintaining diverse fuel procurement sources, engaging in futures transactions and conserving on fuel consumption. Even so, steep rises or ongoing high levels of crude oil prices could impact the operating performance and financial condition of the NYK Group.

(5) Changes in regional economic conditions, affecting global operational developments

As the NYK Group's sphere of operations includes Japan, North America, Europe, Asia, the Middle East, and other regions, economic conditions in each of these areas can influence the Group's operations. We gather information ourselves and employ outside consultants to minimize and, where possible, avoid such risks. Nevertheless, these changes could affect the operating performance and financial condition of the NYK Group. Some potential risks are described below.

1. Disadvantageous political or economic factors
2. Government regulations, such as operational or investment permissions, taxes, foreign exchange controls or commercial limitations
3. Joint operations or tie-ups with other companies
4. Social upheaval, such as wars, riots, terrorist acts, piracy, infectious diseases, strikes, and computer viruses
5. Earthquakes, tsunamis, typhoons and other natural disasters

(6) Stronger legislation on environmental preservation, safety and security

The NYK Group recognizes the vital importance of environmental conservation activities and the security and safety of its distribution supply chain to its worldwide operations. Increasingly stringent public regulations to preserve the environment include moves toward double-hull construction, which reduces the danger of oil spills in the event of an oil tanker collision; standards to reduce CO_2, SOx, and NOx emissions; and the use of electronically controlled engines. The costs required to respond to increasingly stringent legislative measures on environmental preservation, safety, and security could affect the operating performance and financial condition of the NYK Group.

(7) Operational restructuring
The NYK Group has restructured its operations in past years. Future operational restructuring activities, if implemented, could affect the operating performance and financial condition of the NYK Group.

(8) Investment plans
Although the NYK Group's plans include investment in the expansion of its fleet, market conditions and other fluctuations could prevent these plans from progressing as initially intended. Such changes could affect the operating performance and financial condition of the NYK Group.

(9) Fluctuations in interest rates
Internal funding provides the NYK Group with some of the funds it requires for the investment in vessels and operations, capital equipment and operations. Other funds are procured from outside sources, and some of this external funding carries floating interest rates. The Group seeks to minimize the effect of interest rate changes by moving toward fixed interest rates on the basis of its assumptions about the interest rate environment. However, certain changes in interest rates could impact the operating performance and financial condition of the NYK Group, and affect the future cost of procuring funds.

(10) Disposal of vessels
Changes in shipping demand and supply conditions, as well as technical developments and advances, cause physical limitations on the use of vessels as they become outdated or no longer comply with safety and other legal requirements. In such cases, the NYK Group may dispose of its vessels or cancel certain charter contracts. Such activities could affect the operating performance and financial condition of the NYK Group.

(11) Valuation losses on investment securities
The NYK Group uses the current value method to evaluate its holdings of investment securities that have explicit market values, taking as the market value the average market price during the one-month period preceding the end of the fiscal year. As a result, shifts in stock market conditions can result in valuation losses. Such changes could affect the operating performance and financial condition of the NYK Group.

(12) Impairment loss accounting for fixed assets
During the consolidated fiscal year ended March 31, 2005, NYK and its consolidated subsidiaries posted an impairment loss, as the Group took the early application of impairment loss accounting for all fixed assets to which this method is applicable.

Although we have accounted for such losses already, declines in real estate values, changes in the operating environment, or the application of impairment loss accounting standards to additional asset categories could result in additional losses when disposing of fixed assets. This scenario could affect the operating performance and financial condition of the NYK Group.

Furthermore, in the event that affiliated companies that are accounted for by the equity method but that did not apply impairment loss accounting during the consolidated financial year under review do begin to apply impairment loss accounting in the future, profits from investments in companies accounted for by the equity method could decrease. As a result, the operating performance and financial condition of the NYK Group could be affected.

(13) Retirement benefits plan
The NYK Group's defined-benefit plans include a qualified retirement benefits plan, an employees' pension fund plan and a temporary retirement fund plan. Although currently a member of a tax qualified pension plan, legally the NYK Group must shift to a different type of plan within 10 years, by the end of March 2012. Changes in the pension plan, the investment of pension assets or the assumptions behind the accounting for retirement benefits could affect the operating performance and financial condition of the NYK Group.

The specific items described above are some of the ongoing risks that the NYK Group faces in its everyday operations, and are not intended to encompass all potential risks.

WORLDWIDE SERVICE NETWORK



Antwerp
Zeebrugge
Tewkesbury
Bristol
Tamworth
Rotherham
Boulogne
Romford
Brackmills
Northampton
Nottingham
Castleford
Hartlepool
Manchester
Scapa Flow
Liverpool
Dumfries
Glasgow
Belfast
Dublin
Avonmouth
Birmingham
Southampton
Swindon
Milton Keynes
Bilbao
Leixoes
London
Le Havre
Lisbon
Sines
Gibraltar
Casablanca
Cartagena
Tarragona
Brussels
Barcelona
Paris
Algiers
Lyon
Fos
Lavera
Genova/Savona
Takoradi
Brass
Okono
Bonny
Yoho
Rotterdam
Terneuzen
Flushing
Amsterdam
Kaarsto
Duisburg
Bremen
Bremerhaven
Tonsberg
Hamburg
Arhus
Oslo
Kalundborg
Copenhagen
Gothenburg
Helsingborg
Karlshamn
Stockholm
Dusseldorf
Koln
Helsinki
Frankfurt
Gdynia
Stuttgart
Praha
Kolin
Warsaw
Muenchen
Budapest
Moscow
Luxembourg
Odessa
Constantza
Istanbul
Thessaloniki
Novorossiysk
Tuapse
Padova
Venice
Porto Marghera
Trieste
Koper
Livorno
Fiumicino
La Spezia
Gioia Tauro
Milan
Augusta
Izmir
Piraeus
Mersin
Dortyol
Iskenderun
Lattakia
Banias
Tartous
Limassol
Damietta
El Sider
Benghazi
Sidi Kerir
Alexandria
Port Said
Suez
Adabiya
Ain Sukhna
Tripoli
Zawia
Bouri
Valletta
Sarroch
Caglian
Djeno
Aqaba/Eilat
Safaga
Yanbu
Rabigh
Port Sudan
Jeddah
Massawa
Ras Isa
Hodeida
Djibouti
Mina Al Ahmadi
Jubail
Ras al Khafji
Ras Laffan
Mombasa
Dar es Salaam
Mahe
Kuwait
Basrah
Soroosh
Bandar Khomeini
Kharg Island
Tehran
Ju'aymah
Ras Tanura
As Saluyeh
Bahrain
Zirku Island
Das Island
Jebel Dhanna
Dubai/Sharjah
Bandar Abbas
Khor Fakkan
Port Sultan Qaboos
Muscat
Fujairah
Ras Al Khaimah
Jebel Ali
Salalah
Abu Dhabi
Qatar
Ruwais
Messai'eed
Doha
Sitra
Damman
Karachi
Kandla
Dahej
Mumbai
Nhava Sheva
Bangalore
Tuticorin
Colombo
Visakhapatnam
Mormugao
Chennai
Shenyang
Qingdao
Dalian
Qinhuangdao
Tianjin
Beijing
Xingang
Rizhao
Lianyungang
Zhenjiang
Nanjing
Suzhou
Shanghai
Wuki
Hangzhou
Wuhan
Ningbo
Wenzhou
Guangzhou
Xiamen
Raoping
(Huanggang)
Shantou
Chongqing
Zhoushan
Shekou
Shenzhen
Yantian
Shuidong
Haiphong
Hanoi
Calcutta
Haldia
Paradip
Dhaka
Chittagong
Chiangmai
Huangpu
Chiwan
Hong Kong
Bangkok
Qui Nhon
Siracha
Ko Sichang
Bachiho
Da Nang
Laem Chabang
Ho Chi Minh City
Tha Thong
Map Ta Phut
Tg. Mani
Onsan
Pohang
Seoul
Kwangyang
Kunsan
Masan
Hadong
Chinhae (Jinhae)
Ulsan
Donghae
Inchon
Daesan
Yosu
Busan
Samchonpo
Noshiro
Akita
Sakata
Yamagata
Naoetsu
Niigata
Toyama
Uchiura
Nanao
Kanazawa
Tsuruga
Komatsu
Maizuru
Sakaiminato
Hamada
Vityaz
Vostochnyy
Naha
Keelung
Taipei
Taoyuan
Taichung
Hualien
Makung
Mai-liao
Kaohsiung
Laguna
Manila
Batangas
Tabangao
Villanueva
Cebu
Bataan
Subic
Davao
Saipan
Guam
Sandakan
Kota Kinabaru
Tawau
Tg. Salirong
Tarakan
Bintulu
Malili
Tanjung Bara
Bontang
Samarinda
Balikpapan
Bayuundan
Kuching
Muara
Miri
Tarahan
Arun
Penang
Kerteh
Kuala Lumpur
Shah Alam
Port Klang
Singapore
Johor Bahru
Tanjung Uban
Dumai
Sungai Pakning
Pasir Gudang
Cigading
Jakarta
Semarang
Surabaya
Probolinggo
Banjarmasin
North Pulau Laut
Pulau Laut
Sebuk
Senipa
Madang
Lae
Port Moresby
Weipa
Gove
Cape Flattery
Groote Eylandt
Port Darwin
Wandoo
Port Hedland
Port Walcott
Dampier
Cape Cuvier
Cairns
Townsville
Abbot Point
Hay point
Gladstone
Brisbane
Kwinana
Perth
Fremantle
Bunbury
Albany
Port Bonython
Adelaide
Portland
Geelong
Melbourne
Hastings
Bell Bay
Launceston
Burnie
Spring Bay
Johannesburg
Maputo
Richards Bay
Durban
East London
Port Elizabeth
Saldanha Bay
Cape Town
● Main NYK Group Offices
○ Main Calling Ports


Sapporo
Tomakomai
Tokachi
Muroran
Kushiro
Aomori
Hachinohe
Matsushima
Sendai
Haramachi
Onahama
Ishinomaki
Nagano
Utsunomiya
Baraki
Hitachinaka
Kashima
Chiba
Narita
Tokyo
Yokohama
Kawasaki
Atsugi
Shimizu
Omaezaki
Hamamatsu
Nagoya
Hekinan
Yokkaichi.
Gamagori
Kinuura
Owase
Kobe
Osaka
Himeji
Kakogawa
Shikama
Senboku
Shimotsu
Naoshima
Komatsushima
Kawanoe
Takehara
Fukuyama
Mizushima
Sakaide
Namikata
Susaki
Niihama
Matsuyama
Kikuma
Kanokawa
Kudamatsu
Nakanoseki
Ube
Tokuyama
Iwakuni
Hiroshima
Kure
Tsukumi
Saiki
Saganoseki
Kokura
Hososhima
Nichinan
Oita
Hibikinada
Hakata
Moji
Fukuoka
Karatsu
Imari
Matsuura
Tachibana
Reihoku
Misumi
Shibushi
Yatsushiro
Kagoshima
Kiire
Tarawa
Honiara
Lautoka
Suva
Apia
Pago Pago
Santo
Port Vila
Noumea
Newcastle
Sydney
Botany Bay
Port Kembla
Papeete
Whangarei
Marsden Point
Auckland
Tauranga
New Plymonth
Napier
Gisborne
Nelson
Picton
Wellington
Christchurch
Lyttelton
Timaru
Bluff
Port Chalmers
Mackenzie
Anchorage
Kenai
Valdez
Yakutat
Hoonah
Kake
Klawock
Metlakatla
Ketchikan
Hydaburg
Prince Rupert
Afognak
Vancouver (BC)
Roberts Bank
Ferndale
New Westminster
Seattle
Tacoma
Vancouver(WA)
Longview
Aberdeen
Portland
Boise
Coos Bay
Benicia
San Francisco
Redwood City
Las Vegas
Port Hueneme
Los Angeles
Long Beach
San Diego
Phoenix
Cedros Island
Mazatlan
Manzanillo
Mexico City
Lazaro Cardenas
Honolulu
Pittsburg
Oakland
Newark
Toronto
Cleveland
Detroit
Milwaukee
Chicago
Minneapolis
Indianapolis
Cincinnati
Denver
Bentonville
Dallas
Houston
Galveston
Loop
Garyville
South West Pass
Memphis
Mobile
New Orleans
Piaquemine
Altamira
Veracruz
Montreal
Seven Islands
Portland
Boston
Davisville
Halifax
Port Murry
New York
New Jersey
Philadelphia
Johnstown
Baltimore
Newport News
Norfolk
Atlanta
Macon
Savannah
Brunswick
Jacksonville
Tampa
Miami
Freeport/Nassau
Port Au Prince
St. Domingo
San Juan
Kingston
Frederiksted
St. Jhon's
Basseterre
Point A Pitre
Roseau
Fort de France
Port Castries
Bridge Town
Kingston
St. George's
Aruba
Curacao
Bonaire
Cartagena
La Guaira
Port of Spain
Guanta/Puerto Sucre
Puerto Cabello
Palua
Puerto Quetzal
Acajutla
San Lorenzo
Esmeraldas
Corinto
Puerto Caldera
Manzanillo
Panama
Balboa
Buenaventura
Guayaquil
Callao
Macapa
Manaus
Belem
Ponta Da Madeira
Fortaleza
Recife
Salvador
Matarani
Iquique
Tocopilla
Antofagasta
Huasco
Guayacan
Las Ventanas
Valparaiso
San Antonio
Talcahuano
San Vicente
Coronel
Corral
Calbuco
Santiago
Asuncion
Sepetiba
Vitória
Rio de Janeiro
Santos
São Paulo
Paranagua
Bahia Blanca/Sao Francisco do Sul
Itajai
Rio Grande
Zarate
Montevideo
Buenos Aires
Punta Arenas

MAJOR CONSOLIDATED SUBSIDIARIES AND AFFILIATES

(As of March 31, 2005)

Domestic

(Millions of yen)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
Shipping				
Asahi Shipping Co., Ltd.	69.66	¥5,945	¥5,695	¥495
Badak LNG Transport, Inc.*	25	6,478	1,059	400
Camellia Line Co., Ltd.	51	4,823	1,248	400
Geneq Corporation[1]	55	15,698	18,475	242
Hachiuma Steamship Co., Ltd.	68.73	13,499	5,945	500
Kinkai Yusen Logistics Co., Ltd.	100	18,954	14,544	450
Kyoei Tanker Co., Ltd.*	30	9,897	17,156	2,850
Mitsubishi Ore Transport Co., Ltd.*	37.29	7,187	5,621	1,500
NYK Global Bulk Corporation	100	80,273	66,147	4,150
NYK-Hinode Line, Ltd.	100	25,283	16,908	2,100
Ogasawara Kaiun Co., Ltd.*	50	1,608	3,483	10
Pacific Maritime Corporation	100	5,366	4,559	50
Shinwa Kaiun Kaisha, Ltd.*	26.78	69,983	35,243	8,100
Taiheiyo Kaiun Co., Ltd.*	22.78	8,109	22,453	2,750
Taiheiyo Kisen Kaisha, Ltd.*	31.49	5,406	5,202	2,100
Tokyo Senpaku Kaisha, Ltd.	100	64,837	14,170	1,899
Logistics				
Asahi Unyu Kaisha, Ltd.[1]	95	¥11,180	¥6,534	¥100
JIT Corporation	100	11,034	2,832	490
NYK Logistics (Japan) Co., Ltd.	100	375	364	100
UNI-X Corporation[1]	61.44	22,100	14,700	934
Yokohama Kyoritsu Warehouse Co., Ltd.	84.66	2,294	2,082	446
Yusen Air & Sea Service Co., Ltd.	61.41	76,977	49,409	4,301
Yusen Fresh Chain Co., Ltd.	100	1,131	328	300
Yusen Kairiku Unyu Kaisha Ltd.[1]	67.98	2,720	1,522	50
Yusen Koun Co., Ltd.[1]	76	9,595	2,903	100
Cruise				
NYK Cruises Co., Ltd.	100	¥10,018	¥10,229	¥2,000
Terminal Related Services				
Asahi Unyu Kaisha, Ltd.[1]	95	¥11,180	¥6,534	¥100
Geneq Corporation[1]	55	15,698	18,475	242
Hirokura Co., Ltd.	88.17	1,319	903	90

(Millions of yen)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
Honma Corporation	91	¥3,889	¥2,957	¥50
Nippon Container Terminals Co., Ltd.	51	10,802	5,523	250
Nippon Container Yuso Co., Ltd.	51	7,564	2,022	250
UNI-X Corporation[1]	61.44	22,100	14,700	934
Yusen Kairiku Unyu Kaisha Ltd.[1]	67.98	2,720	1,522	50
Yusen Koun Co., Ltd.[1]	76	9,595	2,903	100
Shipping Related Services				
Chiba Kaiun Sangyo Co., Ltd.	100	¥341	¥995	¥30
Hikawa Marine Corporation	100	3,422	1,329	60
Hoyo Kaiun Sangyo K.K.	100	1,046	1,558	100
Japan Marine Science Inc.	100	1,313	949	420
Kaiyo Kogyo Co., Ltd.	100	3,206	3,008	90
Kaiyo Sangyo Co., Ltd.	100	347	462	20
Kanto Eisen Kaisha	64	¥215	¥682	10
Keihin Dock Co., Ltd.	100	3,591	1,700	30
Monohakobi Technology Institute Co., Ltd.	100	1,091	681	99
Nagoya Kisen Kaisha Ltd.	95.54	872	1,161	90
Naikai Tug Boat Service Co., Ltd.*	44.53	5,176	6,669	98
Nippon Kaiyosha, Ltd.	50	4,078	10,756	480
Nishinihon Kaiun Kaisha, Ltd.*	50	3,376	2,847	50
NYK Engineering Co., Ltd.	100	521	1,031	10
NYK Trading Corporation[1]	77.94	89,636	18,976	1,246
Oita Rinkai Kogyo Co., Ltd.	40	2,104	1,385	30
Sanyo Kaiji Kaisha, Ltd.*	48.61	5,419	8,326	90
Sanyo Navtec Co., Ltd.	60	1,606	754	50
Sanyo Trading Co., Ltd.	44.84	6,334	4,456	100
Tomakomai Kaiun Co., Ltd.	100	1,009	748	40
United Maritime Co., Ltd.	100	849	688	40
Yusen Navtec Co., Ltd.	100	1,007	441	80
Real Estate				
Meiyu Fudosan Co., Ltd.*	50	¥313	¥1,698	¥225
NYK Trading Corporation[1]	77.94	89,636	18,976	1,246
Yokohama Boeki Tatemono Co., Ltd.	71.39	596	1,090	215
Yusen Real Estate Corporation	100	5,253	13,025	450

(Millions of yen)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
Others				
Crystal Yacht Club Inc.	100	¥518	¥121	¥300
Daitoh Marine Engineering Co., Ltd.	100	1,377	1,249	40
Hikawamaru Marine Tower Co., Ltd.	58.71	647	667	460
Nippon Cargo Airlines Co., Ltd.*	27.77	96,499	86,606	21,600
Nippon Nozzle Seiki Co., Ltd.	50.78	1,377	1,272	42
Nippon Yuka Kogyo Co., Ltd.	100	943	1,051	20
NYK Accounting Co., Ltd.	100	1,263	1,773	99
NYK Systems Research Institute (NSRI)	100	10,398	5,324	99
NYK Trading Corporation[1]	77.94	89,636	18,976	1,246
Taiyo Graphic Co., Ltd.	100	849	994	100
The Marunouchi Polestar Co., Ltd.	47.24	602	244	50
Toyo Reefer Co., Ltd.	90	629	570	10
Yokohama Denko (Electric) Co., Ltd.	90	1,838	1,094	30
Yusen Cordial Service Co., Ltd.	100	2,439	1,103	35
Yusen Jyoho Kaihatsu Co., Ltd.	100	2,703	1,070	80
Yusen Travel Co., Ltd.	100	3,415	3,772	270

Notes:

* *Equity-method applicable company*

1. *Companies whose operations span multiple divisions*
2. *Former name: NYK Line (Asia) Pte Ltd.*
   New name effective from November 1, 2004.
3. *Former name: Mobile Shipping Service Ltd.*
   New name effective from April 15, 2004.
4. *Former name: New Wave Logistics (Singapore) Pte Ltd.*
   New name effective from September 20, 2004.
5. *Former name: PT. New Wave Logistics Indonesia.*
   New name effective from October 1, 2004.
6. *Former name: PT. New Wave Warehousing Indonesia.*
   New name effective from October 1, 2004.

Overseas

(Millions of indicated units)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
Shipping				
Asia LNG Transport Dua Sdn. Bhd.*	49	RM70	RM243	RM11
Asia LNG Transport Sdn. Bhd.*	49	RM122	RM301	RM56
International Car Operators (Benelux) B.V.B.A.	100	EU1	EU1	EU0.1
International Car Operators Ltd.	100	£6	£2	£0.01
NYK Bulkship (Asia) Pte., Ltd.	100	US$52	US$72	US$8
NYK Bulkship (Europe) Ltd.	100	£58	£23	£2
NYK Bulkship (USA) Inc.	100	US$57	US$11	US$1
NYK Group South Asia Pte Ltd[2]	100	SP$27	SP$95	SP$13
NYK Line (Australia) Pty., Ltd.	100	A$11	A$15	A$1
NYK Line (Benelux) B.V.	100	EU7	EU32	EU0.5
NYK Line (Canada) Inc.	100	C$3	C$1	C$0.2
NYK Line (China) Co., Ltd.	100	US$17	US$24	US$2
NYK Line (Deutschland) GmbH	100	EU11	EU22	EU1
NYK Line (Europe) Ltd.	100	£22	£24	£2
NYK Line (Europe) RORO Ltd.	100	£4	£12	£0.3
NYK Line (Hong Kong) Ltd.	100	HK$99	HK$524	HK$55
NYK Line (New Zealand) Ltd.	100	NZ$3	NZ$8	NZ$1
NYK Line (North America) Inc.	100	US$87	US$43	US$5
NYK Reefers Ltd.	100	¥9,719	¥14,964	¥4,000
NYK Shipmanagement Pte Ltd	100	US$13	US$13	US$0.5
NYK Shipping Service (Thailand) Co., Ltd.	100	B319	B663	B10
NYK Songkhla Co., Ltd.	60	B17	B34	B2
NYK Sudamerica (Chile) Ltda.	100	CLP2,265	CLP6,080	CLP197
Saga Shipholding (IOM) Ltd.	100	US$62	US$183	US$18
Sun Tay Kee Ltd.	100	HK$5	HK$4	HK$2
United European Car Carriers B.V.*	50	EU269	EU289	EU62
Wangfoong Terminal Services Ltd.	80	HK$10	HK$27	HK$1
Logistics				
GST Corporation	100	US$602	US$134	US$3
Nanhai Logistics (Singapore) Pte Ltd.	100	SP$1	SP$5	SP$0.1
New Wave Logistics (USA) Inc.	100	US$11	US$4	US$0.03
NYK Logistics & Kusuhara Lanka (Private) Ltd.	55	SR437	SR97	SR7
NYK Logistics (Americas) Inc.	100	US$3	US$60	US$43
NYK Logistics (Asia) Pte., Ltd.	100	SP$4	SP$2	SP$1
NYK Logistics (Australia) Pty. Ltd.	100	A$55	A$16	A$7
NYK Logistics (Belgium) N.V.	100	EU51	EU30	EU16

(Millions of indicated units)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
NYK Logistics (CIS) Ltd.[3]	80	£5	£1	£0.0001
NYK Logistics (Czech Republic) S.R.O.	100	CK126	CK420	CK387
NYK Logistics (Deutschland) GmbH	100	EU45	EU17	EU3
NYK Logistics (Edam) B.V.	100	EU3	EU1	EU0.02
NYK Logistics (Europe) Ltd.	100	£4	£5	£5
NYK Logistics (France) S.A.S	100	EU11	EU21	EU8
NYK Logistics (Hong Kong) Ltd.	100	HK$218	HK$195	HK$116
NYK Logistics (Hungary) Kft.	100	HUF3,219	HUF640	HUF200
NYK Logistics (Italy) S.P.A.	98	EU27	EU25	EU3
NYK Logistics (Nederland) B.V.	100	EU14	EU4	EU0.05
NYK Logistics (OCS) Inc.	100	US$7	US$7	US$1
NYK Logistics (Polska) Sp.Zo.O	100	PZ26	PZ12	PZ2
NYK Logistics (Scandinavia) A.B.	100	SEK51	SEK20	SEK7
NYK Logistics (Singapore) Pte Ltd[4]	100	SP$37	SP$22	SP$0.3
NYK Logistics (Taiwan) Co., Ltd.	51	TW$334	TW$362	TW$147
NYK Logistics (Thailand) Co., Ltd.	76.9	B3,404	B2,187	B70
NYK Logistics (UK) Consumer & Retail Ltd.	100	£124	£70	£21
NYK Logistics (UK) Manufacturing & Retail Ltd.	100	£139	£49	£40
NYK Logistics (UWDC) Inc.	100	US$81	US$78	US$7
NYK Logistics Kaisha Iberica S.A.	100	EU4	EU3	EU1
Orient Consolidation Service (H.K.) Ltd.	100	HK$376	HK$164	HK$2
PT. NYK New Wave Logistics Indonesia[5]	95	US$15	US$5	US$1
PT. NYK New Wave Warehousing Indonesia[6]	100	US$2	US$10	US$5
PT. Yusen Air & Sea Service Indonesia	60	US$26	US$8	US$0.2
Yusen Air & Sea Service (Australia) Pty Ltd.	100	A$21	A$10	A$2
Yusen Air & Sea Service (Benelux) B.V.	100	EU27	EU17	EU1
Yusen Air & Sea Service (Canada) Inc.	100	C$10	C$13	C$5
Yusen Air & Sea Service (China) Ltd.	100	HK$32	HK$111	HK$11
Yusen Air & Sea Service (Deutschland) GmbH	100	EU33	EU25	EU4
Yusen Air & Sea Service (Europe) B.V.	100	EU0	EU29	EU19
Yusen Air & Sea Service (H.K.) Ltd.	100	HK$1,056	HK$509	HK$55
Yusen Air & Sea Service (Korea) Co., Ltd.	100	KRW16,949	KRW8,427	KRW2,000
Yusen Air & Sea Service (Singapore) Pte. Ltd.	100	SP$57	SP$59	SP$17

(Millions of indicated units)

Company	NYK's ownership+ (%)	Revenues	Total assets	Paid-in capital
Yusen Air & Sea Service (Taiwan) Ltd.	100	TW$974	TW$558	TW$23
Yusen Air & Sea Service (Thailand) Co., Ltd.	100	B2,295	B680	B100
Yusen Air & Sea Service (U.K.) Ltd.	100	£17	£7	£1
Yusen Air & Sea Service (USA) Inc.	100	US$111	US$64	US$14
Yusen Air & Sea Service Management (Thailand) Co., Ltd.	94.96	B22	B70	B10
Yusen Shenda Air & Sea Service (Shanghai) Ltd.	50	CNY329	CNY90	CNY8
Cruise				
Crystal Cruises,Inc.	100	US$218	US$108	US$0.04
Dectar Pty., Ltd.	100	A$15	A$19	A$38
International Cruise Management Agency A/S	100	NOK12	NOK4	NOK2
Terminal Related Services				
Ceres Container Terminals Europe B.V.*	50	EU6	EU109	EU0.1
NYK Terminals (North America) Inc.	100	US$223	US$249	US$0.001
NYK Terminals (Taiwan), Inc.	70	TW$613	TW$310	TW$150
Tips Co., Ltd.*	22	B1,304	B1,163	B100
Yusen Terminals Inc.	100	US$29,525	US$94	US$3
Shipping Related Services				
Hikawa (Singapore) Pte. Ltd.	100	¥115	¥66	¥33
Others				
NSRI (USA) Inc.	100	US$51	US$18	US$0.1
NYK International (Netherlands) B.V.	100	EU8	EU674	EU9
NYK International (USA) Inc.	100	US$2	US$128	US$2
NYK International Plc	100	£2	£47	£20

+ Includes holdings of subsidiaries

A$	*Australian dollar*
B	*Thai baht*
CK	*Czech koruna*
CLP	*Chilean peso*
CNY	*Chinese yuan*
C$	*Canadian dollar*
EU	*Euro*
HK$	*Hong Kong dollar*
HUF	*Hungarian forint*
KRW	*Korean won*
NOK	*Norway krona*
NZ$	*New Zealand dollar*
PZ	*Polish zloty*
RM	*Malaysian ringgit*
SEK	*Swedish krona*
SP$	*Singaporean dollar*
SR	*Srilanka rupee*
TW$	*New Taiwan dollar*
US$	*U.S. dollar*
£	*Pound sterling*

DIRECTORS & AUDITORS

(As of April 1, 2005)

Chairman	Takao Kusakari*	
President	Koji Miyahara*	
Executive Vice Presidents	Tadamasa Ishida*	Yukio Ozawa*
Senior Managing Directors	Takao Manji*	Michio Tamiya*
	Yasushi Yamawaki*	
Managing Directors	Takahiro Ota*	Hiromitsu Kuramoto
	Minoru Sato	Yasumi Kudo
	Koichi Inoue	Hiroshi Sugiura
Directors	Tadatoshi Mamiya	Koji Usami
	Koichi Aoki	Masahiro Aoyama
*Directors***	Hiroyuki Shimizu	Yutaka Yasunaga
	Susumu Kikuchi	Motoo Igawa
	Masamichi Morooka	Naoki Takahata
	Makoto Igarashi	Yoshiharu Murata
	Masato Katayama	Masahiro Kato
	Hidenori Hono	Yuji Semba
	Mitsutoshi Nawa	Saburo Yamagata
	Takamaru Ishida	Toshinori Yamashita
	Hiroshi Hattori	Naoya Tazawa
	Yasuyuki Usui	Tadaaki Naitoh
	Shinji Kobayashi	Tetsufumi Otsuki
	Takeshi Matsunaga	Takatake Naraoka
	Genta Ohyama	Lanny Vaughn
Corporate Auditors (Full-time)	Ryuji Narisada	Kazuhira Kamiya
Outside Corporate Auditors (Part-time)	Keisuke Kitajima	Tsuyoshi Miyazaki

CHANGES (Effective from June 28, 2005)

Director Candidates	Hiroyuki Shimizu	Motoo Igawa
	Masamichi Morooka	Susumu Kikuchi
Auditor Candidates	Shigeru Shimizu	
Retiring Directors	Tadatoshi Mamiya	Koji Usami
	Koichi Aoki	Masahiro Aoyama
*Retiring Director***	Genta Ohyama	
Retiring Auditor	Ryuji Narisada	

* Representative Director
** These directors are not regulated by the Commercial Code of Japan.

COMPANY INFORMATION

(As of March 31, 2005)

Company Name
Nippon Yusen Kabushiki Kaisha

Established
September 29, 1885

Paid-in Capital
¥88,531,033,730

Main Activities

1. Marine transportation
2. Land transportation
3. Agency business for marine transportation and land transportation
4. Warehousing
5. Harbor transportation
6. Combined transportation by sea, land and air, and agency business connected therewith
7. Business relating to marine exploitation and development
8. Sale and purchase of vessels
9. Counselling relating to building and repair of vessels and marine structures
10. Business relating to information on transportation
11. Loans to, guarantees for, and investments in other businesses than those enumerated herein
12. Sale, purchase and lease of real estate
13. Possession, lease, maintenance and management of marine leisure facilities
14. Business relating to travel pursuant to the Travel Agency Law
15. Trades and sales of ornamental plants
16. Other undertakings incidental to, or connected with, the items mentioned above

Employees
Land: 1,263 Sea: 457 Total: 1,720

Head Office
3-2, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-0005, Japan
Mailing Address: C.P.O. Box 1250, Tokyo 100-8613, Japan
Telephone: +81-3-3284-5151
Website: http://www.nykline.co.jp/

INVESTOR INFORMATION

(As of March 31, 2005)

Closing Date
The Company's books are closed on March 31 each year.

Ordinary General Meeting
The ordinary general meeting of shareholders is held in June each year.
2005 Ordinary General Meeting: June 28, 2005

Common Stock
Number of authorized shares: 2,983,550,000 shares
Number of issued and outstanding shares: 1,230,188,073 shares

Principal Shareholders

	Number of shares held (thousands)	Percentage of total shares outstanding (%)
Japan Trustee Service Bank, Ltd. (Trust Accounts)	112,284	9.1
The Master Trust Bank of Japan, Ltd. (Trust Accounts)	104,403	8.5
The Tokio Marine and Fire Insurance Co., Ltd.	57,275	4.7
The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Limited Account, Retirement Benefit Trust Account)	54,717	4.5
Meiji Yasuda Life Insurance Company	38,899	3.2
The Bank of Tokyo-Mitsubishi, Limited	36,978	3.0
Mizuho Corporate Bank, Ltd.	29,417	2.4
Trust & Custody Services Bank, Ltd. (Trust Accounts)	18,961	1.5
State Street Bank and Trust Company	18,231	1.5
Japan Trustee Services Bank, Ltd. (Trust Account 4)	12,961	1.1

Stock Exchange Listings
NYK's shares are listed for trading on the following stock exchanges:
Tokyo, Osaka, Nagoya

Stock Transfer Agent
The Mitsubishi Trust and Banking Corporation
Head Office: 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Publication Of Public Notices
The Company's public notices appear in the *Nihon Keizai Shimbun*, published in Tokyo, Japan.
Financial Data can be viewed at the Website of Nippon Yusen Kabushiki Kaisha.

Independent Certified Public Accountant
ChuoAoyama PricewaterhouseCoopers
Head Office: Kasumigaseki Bldg., 32nd Floor, 2-5,
Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-6088, Japan

NYK LINE
NIPPON YUSEN KAISHA

PRINTED WITH SOY INK. Printed in Japan on recycled paper